As filed with the Securities and Exchange Commission on _ , 2004
                                                      Registration No. _________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                  SIMTROL, INC.
                 ----------------------------------------------
                 (Name of small business issuer in its charter)


          DELAWARE                            3663                 58-2028246
  ------------------------------    -------------------------    ---------------
 (State or other jurisdiction of      (Primary Standard          (IRS Employer
  incorporation or organization)   Industrial Classification    Identification
                                        Code Number)                Number)


                        2200 NORCROSS PARKWAY, SUITE 255
                             NORCROSS, GEORGIA 30071
                           (770) 242-7566
                        ---------------------------------
                         (Address and telephone number
                         of principal executive offices)

                                 STEPHEN N. SAMP
                                  SIMTROL, INC.
                        2200 NORCROSS PARKWAY, SUITE 255
                             NORCROSS, GEORGIA 30071
                                 (678) 533-1201
                        ---------------------------------
                       (Name, address and telephone number
                              of agent for service)

                              Copies Requested to:
                             WILLIAM L. MEYER, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                            SUITE 3100, PROMENADE II
                           1230 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30309
                                 (404) 815-3500

                        ---------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================================
                                               PROPOSED
                                            MAXIMUM AMOUNT    PROPOSED MAXIMUM       PROPOSED MAXIMUM
           TITLE OF SECURITIES                   TO BE         OFFERING PRICE           AGGREGATE              AMOUNT OF
           TO BE REGISTERED(1)                REGISTERED          PER UNIT            OFFERING PRICE        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share       3,891,576         $      (1)             $                       $653
=============================================================================================================================

(1) Estimated solely for the purpose of computing the registration fee required by Section 6(B) of the Securities Act and computed pursuant to Rule 457(C) under the Securities Act. Based upon the average of the high and low prices of the common stock on November 23, 2004 as reported on the Electronic Bulletin Board Over-The-Counter Market maintained by The National Association of Securities Dealers, Inc.

================================================================================

PROSPECTUS
                                  SIMTROL, INC.
                        1,376,192 SHARES OF COMMON STOCK

                        2,515,384 SHARES OF COMMON STOCK
                    UNDERLYING COMMON STOCK PURCHASE WARRANTS

                                 --------------

      This prospectus covers a total of 3,891,576 common shares registered on behalf of selling securityholders for resale. Some of these common shares have been issued already and some may be issued under warrants owned by the selling securityholders. All of the 3,891,576 common shares covered by this prospectus may be sold from time to time by the named selling securityholders. We are not selling any of these common shares and will not receive any of the proceeds from their sale. We will receive the proceeds from any cash exercises of any of the warrants by the selling securityholders.

      Our common shares are quoted on the Electronic Bulletin Board,
Over-The-Counter Market under the symbol "SMRL." On             , 2004, the
closing price for our common stock was _ .

      You may contact us at our principal executive offices located at 2200 Norcross Parkway, Suite 255, Norcross, Georgia 30071 or by phone at (770) 242-7566.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THIS INVESTMENT INVOLVES CERTAIN HIGH RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                The date of this prospectus is _ , 2004.

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

Prospectus Summary............................................................1

Risk Factors..................................................................3

Forward-Looking Statements....................................................7

Where You Can Find More Information...........................................7

Use of Proceeds...............................................................8

Market For Our Common Stock And Related Shareholder Matters...................8

Selling Securityholders......................................................10

Shares Eligible For Future Sale..............................................13

Management...................................................................15


Executive Compensation.......................................................17

Security Ownership of Certain Beneficial Owners and Management...............20

Description of Capital Stock.................................................21

Business ....................................................................22

Management's Discussion and Analysis of Financial Condition and Results
  of Operations..............................................................29

Related Party Transactions...................................................36

Legal Matters................................................................37

Experts......................................................................37

Financial Statements........................................................F-1


                                      (i)

                               PROSPECTUS SUMMARY

      This summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus.

                                   THE COMPANY

      We were incorporated under the laws of the State of Delaware on September 19, 1988. From 1990 to 2001, we primarily designed, manufactured, marketed and supported hardware-based command and control systems, including videoconferencing systems. We still provide maintenance support for certain of these systems.

      We design, develop and market Windows-based software solutions that enable the command, control and monitoring of otherwise incompatible electronic devices, particularly corporate audiovisual ("AV") assets. Our end-to-end solutions are designed to provide Fortune 1000 corporations, government entities and other end users a cost-effective solution to simplify the automation and integration of AV and information technology ("IT") assets. Originally, we developed and marketed hardware-based videoconferencing and control systems. However, in 2000, management recognized an increased interest by computer and computer-related manufacturers to expand their existing technologies into the AV industry. A number of these manufacturers began to offer plasma screen televisions, digital projection equipment and other similar devices. At that time, management believed that this would lead to the commoditization of other AV control hardware, such as touch panel displays. Accordingly, in conjunction with the commencement of a contract with Boeing, we shifted our business strategy to a PC-centric software model, thereby positioning us as the first to market with a fully integrated software solution. In April 2001, we released the first version of our ONGOERTM PC-based control software just as a major trend began taking place: IT professionals were taking over the management of AV applications. We believe that we are well positioned to take advantage of this growing trend and can become a popular Windows application for enterprise users over the next three to seven years. As a result of our strategic shift, we no longer sell videoconferencing systems directly, although we still maintain service contracts with certain videoconferencing customers that we are beginning to leverage into future sales opportunities of our software products. To date, we have spent approximately $3 million in research and development for our software product offerings.

      All share amounts in this document reflect the 1:10 reverse split effected on May 7, 2004 for all periods presented.

                                  THE OFFERING

Securities Offered        3,891,576 shares of common stock, $0.001 par
                          value, including 2,515,384 shares of common stock issuable upon the exercise of outstanding stock purchase warrants. See "Selling Securityholders" at page 10.

Selling Securityholders   The selling securityholders are identified in
                          this prospectus at page 10 together with the maximum amount of our common shares that each may sell either outright or upon conversion or exercise of rights under their respective warrants or convertible notes.
                          See "Selling Securityholders" at page 10.

Plan of Distribution    Up to 3,891,576 shares of common stock may be offered
                        and sold by the selling securityholders through agents or brokers, which may involve block transactions, on the Electronic Bulletin Board, Over-The-Counter market or on other exchanges on which the shares are then listed, pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices; through brokers or agents in private sales at negotiated prices; or by any other legally available means.

Offering Price          At prevailing market prices on the Electronic Bulletin
                        Board or on other exchanges on which the shares are then listed or at negotiated prices.

Use of Proceeds         We will not obtain any funds from the sale of the common
                        stock sold by the selling securityholders. We will receive up to $5,030,768 in proceeds from the cash exercise of the warrants currently outstanding and included in this prospectus. However, due to current market conditions as well as the fact that the exercise prices of most of these warrants have been higher than the current market price of our stock, it is unlikely that we will realize the receipt of any proceeds from the exercise of these warrants. If the market price for our common stock increases to permit the exercise of these warrants, we intend to use any such cash proceeds received for general corporate purposes, which may include repaying indebtedness, making additions to our working capital, funding future acquisitions or for further developing our products and hiring additional personnel.

Securities Outstanding  We are authorized to issue up to an aggregate of
                        40,000,000 shares of common stock and 800,000 shares of preferred stock, of which 3,712,914 common shares and no preferred shares were issued and outstanding at November 15, 2004. If the selling securityholders exercise all of their rights to exercise all of their warrants, an additional 2,515,384 common shares, representing part of the shares being registered, will be outstanding.

Risk Factors            An investment in our common shares is highly speculative
                        and any purchasers will suffer substantial dilution per common share compared to the purchase price. We have suffered net losses for the third quarter of 2004 of $283,170, net losses for the nine months ended September
                        30, 2004 of $612,832 and net losses for 2003 of $1,645,374 and net losses of $2,289,787 during 2002. We will need additional funding. No person should invest in our common shares who cannot afford to risk the loss of his or her entire investment. See "Risk Factors" at page
                        3.

                                  RISK FACTORS

      You should carefully consider the risks described below when evaluating an investment in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties we are presently not aware of or that we currently consider immaterial may also impair our business operations.

      If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such case the trading price of our common stock could decline significantly.

WE HAVE LIMITED RESOURCES AVAILABLE TO SERVICE OUR EXISTING INDEBTEDNESS AND LIMITED SOURCES OF ADDITIONAL WORKING CAPITAL.

      The degree to which we are leveraged could have important consequences. For example, it could:

      o make it more difficult for us to obtain additional financing for working capital, capital expenditures and other general corporate purposes;

      o require a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our existing indebtedness, thereby reducing the availability of any cash flow for other purposes;

      o place us at a relative competitive disadvantage to our less highly leveraged competitors; or

      o     make us more vulnerable to economic downturns.

      We currently have no credit lines available and must satisfy all of our working capital and capital expenditure requirements from cash provided by operating activities, from external capital sources or from the sale of assets.

      Our long-term viability, as well as our ability to meet our existing and future debt and other obligations and future capital commitments, depends on our financial and operating performance, which is subject to, among other things, prevailing economic conditions and to certain other financial, business and other factors beyond our control. We require additional capital or other funding to finance our operations, as we do not generate sufficient cash from operations to sustain our operations. If we are unable to attain sufficient funding, we will not be able to continue to operate. We can not assure that projected sales will occur and, therefore, that our operating results or other financing activities will be sufficient to meet debt and other obligations and future working capital needs.

THE LACK OF A DEVELOPED TRADING MARKET MAY MAKE IT DIFFICULT TO SELL THE SECURITIES.

      Trading of our common stock is conducted on the OTC Bulletin Board. Trading activity in our common stock has fluctuated and at times been limited. We cannot guarantee that a consistently active trading market will develop in the future. A holder of our common stock may find it difficult to dispose of or to obtain quotations as to the market value of our common stock.

THE MARKET PRICE FOR OUR COMMON STOCK MAY BE VOLATILE.

      The market price for our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, announcements of technological innovations or new products by us or our competitors, or our failure to achieve operating results consistent with any securities analysts' projections of our performance.

      The stock market has experienced extreme price and volume fluctuations and volatility that have particularly affected the market price of many emerging growth and development stage companies. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of such companies.

OUR COMMON STOCK IS SUBJECT TO "PENNY STOCK" REGULATIONS AND RESTRICTIONS ON INITIAL AND SECONDARY BROKER-DEALER SALES.

      The Securities and Exchange Commission ("SEC") has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. Penny stocks are subject to certain additional oversight and regulatory requirements. These requirements may restrict your ability to sell our common stock.

WE MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY.

      After 16 years of operations, we have not reported any profits for a full year of operations and, as of September 30, 2004, we had an accumulated deficit of $62,264,213. We may not be able to achieve or sustain profitability in the future, as sales of our ONGOER product have not proven to be sufficient to fund our operations. As a result, we may incur additional losses and negative cash flow from operations for the foreseeable future.

IF WE FAIL TO SECURE SUFFICIENT CAPITAL OR FAIL TO CREATE A STRONG MARKETING SUPPORT TEAM, THEN OUR EFFORTS TO PENETRATE NEW MARKETS COULD FAIL, RESULTING IN DECREASED CASH FLOW.

      Expanding our presence in the audiovisual command and control market will require capital for further software product development and the creation of new sales channels. The inability to secure sufficient capital or the failure to create a strong sales channel/marketing support organization could result in a failed effort to penetrate these new markets and adversely affect operating results and cash flow.

WE DEPEND ON PURCHASES FROM A FEW SIGNIFICANT CUSTOMERS AND ANY LOSS, CANCELLATION, OR REDUCTION OF PURCHASES BY THESE CUSTOMERS COULD HARM OUR BUSINESS.

      We currently sell control software and service previously sold videoconferencing systems for a small number of major customers. During the year ended December 31, 2003, approximately 73% of our revenues were from five large customers. Further, we do not have long-term contracts with these or any of our other customers, so our customers could stop purchasing our products at any time. The loss of any of our major customers, or any reduction in purchases by these customers, could significantly harm our business.

IF WE CANNOT ATTRACT, RETAIN, TRAIN OR MANAGE OUR KEY MANAGEMENT OR TECHNICAL PERSONNEL EFFECTIVELY, OUR ABILITY TO DEVELOP AND SELL NEW PRODUCTS COULD BE HINDERED, RESULTING IN A REDUCTION IN SALES.

      Our development, management of our growth and other activities depend on the efforts of key management and technical employees. Competition for such persons is intense. Because we do not have long-term employment agreements with our key management personnel or technical employees, we could lose one or more of our key management or technical personnel, which could result in significant harm to our business. Our future success is also dependent upon our ability to effectively attract, retain, train, motivate and manage our employees and failure to do so could hinder the development and marketing of our products and result in a reduction in sales and our customers could shift their purchases to our competitors.

FLUCTUATIONS IN OUR QUARTERLY PERFORMANCE COULD ADVERSELY AFFECT OUR TOTAL REVENUES AND NET INCOME LEVELS.

      Our revenues have historically occurred predominantly in the third month of each fiscal quarter. Accordingly, our quarterly results of operations are difficult to predict and delays in the closing of sales near the end of the quarter could cause quarterly revenues and, to a greater degree, operating and net income to fall substantially short of anticipated levels. Our total revenues and net income levels could also be adversely affected by:

        o   cancellations or delays of orders,
        o   changes in customer base or product mix,
        o   seasonal patterns of capital spending by customers,
        o delays in purchase decisions due to new product announcements by us or our competitors and
        o   increased competition and reductions in average selling prices.

OUR PC-BASED CONTROL SYSTEM IS UNPROVEN TECHNOLOGY AND MAY NOT BE ACCEPTED BY THE INDUSTRY.

      There is no industry standard for the control of AV systems. Generally, the market is dominated by proprietary, closed-architecture control systems by manufacturers such as AMX and Crestron. Our open-architecture, PC-based control system, which we believe is superior and provides greater flexibility for end-users than the traditional proprietary systems, is a relatively new technology for the market. Given the relatively short operating history of such PC-based systems, it is impossible to determine at this time whether or not PC-based systems will gain wide acceptance in the marketplace. To increase our sales, we must establish a greater presence in the AV system control market by convincing AV integrators and IT Managers and ultimately end-users, to utilize a PC-based control system rather than the traditional proprietary systems. There can be no assurance that use of PC-based control systems, such as our ONGOERTM, will be accepted by the industry. If the use of PC-based AV control systems is not accepted in the marketplace or if another industry standard is adopted, our projected sales will not materialize, thereby causing potentially poor financial performance.

WE RELY ON THIRD PARTIES FOR THE SALE OF OUR PRODUCTS.

      Sales of our ONGOERTM and OnGuard products are primarily made through third-party OEMs and AV integrators. Generally, we do not have initial access to the end-users of AV systems in the marketplace and must, therefore, rely on third parties for the distribution and sale of our products. We have entered into dealer agreements with third-party OEM and AV integrators, such as Telaid and IBM Global Services, for the sale of our products. However, such agreements are non-exclusive and such third parties may, therefore, also sell products that directly compete with ours. In addition, such agreements may be terminated at any time. If our relationships with such third-party OEMs and AV integrators such as Telaid and IBM Global Services, who combined accounted for 31% of our revenue in 2003, were terminated, we would have to seek a new distribution channel for our products, which would potentially have a material adverse effect on our operations.

WE MAY BE UNABLE TO ACCURATELY EVALUATE OUR BUSINESS AND TO FORECAST OUR PROSPECTS, WHICH MAY PREVENT US FROM MEETING THE PRODUCT DEMANDS OF OUR POTENTIAL CUSTOMERS IN A TIMELY MANNER.

      It is difficult to forecast our future revenues accurately and to plan future operating expenses. The revenue and income potential of our products and business are largely unproven. Although proprietary, closed-architecture AV control systems have been sold successfully, the PC-based AV control system is largely unproven. Our ability to license our ONGOER software and achieve success will depend on, among other things, the level of demand for PC-based control systems and our capacity to meet demand and performance standards of our prospective clients.

WE MAY NOT BE ABLE TO MAINTAIN OR IMPROVE OUR COMPETITIVE POSITION BECAUSE WE FACE INTENSE COMPETITION IN THE AV CONTROL SYSTEM MARKET FROM EXISTING COMPETITORS WITH FAR GREATER TECHNICAL AND FINANCIAL RESOURCES AND OTHER COMPANIES MAY ENTER THE MARKETPLACE IN THE FUTURE.

      Competition in the command and control and video communications markets is intense. In the command and control market, our primary competitors are AMX, Inc. and Crestron Electronics, Inc. We compete with AMX and Crestron on features such as ease of use, scalability and price. Although we feel that our PC-based system is superior to the proprietary systems developed by AMX and Crestron in each of these areas, we do not have the name recognition in the industry that is currently enjoyed by AMX and Crestron, which may result in fewer sales of our products. In addition, both AMX and Crestron have greater financial and personnel resources than we do. Given their market share, resources and reputation, if either or both of these companies choose to develop a PC-based control system, it could have a serious adverse effect on our results of operations. In addition, as use of AV systems becomes more widespread in both businesses and homes, we expect other competitors, some with significantly greater technical and financial resources such as Microsoft, to enter the marketplace. If any such competitors choose to develop their own PC-based control systems, rather than licensing software from us, it could have a serious adverse effect on our sales. If we cannot continue to offer new command and control and videoconferencing products with improved performance and reduced cost, our competitive position will erode. Moreover, competitive price reductions may adversely affect our results of operations.

OUR SUCCESS WILL DEPEND IN PART UPON OUR ABILITY TO SAFEGUARD OUR PROPRIETARY SOFTWARE.

      We rely on a combination of patents, copyrights, trade secret laws and licensing agreements to protect the proprietary software that we have developed as part of our business. There can be no assurance that these measures taken by us will provide significant proprietary protection of our intellectual property or that competitors will not be able to legitimately ascertain proprietary information embedded in our products which are not covered by such measures. In such case, we may be precluded from preventing our competitors from making use of such information.

      There are no pending lawsuits or claims against us regarding infringement of any existing patents, copyrights or other intellectual property rights of others. There can be no assurance, however, that such infringement claims will not be asserted in the future, nor can there be any assurance, if such claims are made, that we will be able to defend such claims successfully or, if necessary, obtain licenses on reasonable terms. Adverse determinations in any litigation naming us could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from selling our products. The occurrence of any of these events could have a material adverse effect on us.

      We will also rely on unpatented or copyrighted trade secrets and propriety know-how. We generally require our employees, consultants, advisors and prospective partners to enter into confidentiality agreements. There is no assurance, however, that these agreements will protect any current or future proprietary information or that others will not gain access to or independently develop similar trade secrets or know-how. Our competitive position and amount of potential future income will depend in part upon our ability to obtain and maintain copyright and other intellectual property protection in various jurisdictions for proprietary technologies, existing products and products we may develop in the future.

IF NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY BECOME UNAVAILABLE TO US OR BECOME VERY EXPENSIVE, IT COULD ADVERSELY IMPACT OUR BUSINESS.

      We currently license technology for use in our ONGOER product and may, from time to time, be required to license additional technology from third parties to develop new applications or application enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new applications and application enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could have an adverse effect on our business.

OUR SUCCESS WILL DEPEND ON OUR ABILITY TO ADAPT TO RAPID TECHNOLOGICAL CHANGE.

      The AV industry typically experiences rapid technological change, changing market conditions and customer demands and the emergence of new industry standards and practices that could render our products obsolete. Our future success will substantially depend on our ability to enhance our products and services, develop new services and proprietary technology and respond to technological advances in a timely and cost-effective manner. The development of additional products and other proprietary information entails significant technical and business risk. There can be no assurance that we will succeed in developing and using new technologies or in adapting our technology and systems to meet emerging industry standards and customer requirements. If we are unable, for technical, legal, financial, or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, or if our new products and services do not achieve market acceptance, our business, financial condition and results of operations would be materially adversely affected.

                           FORWARD-LOOKING STATEMENTS

      When used in this prospectus, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "projected," "intends to" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including but not limited to economic conditions, changes in laws or regulations, our history of operating losses, demand for our software products and services, newly developed technologies and software, regulatory matters, protection of technology, lack of industry standards, our ability to obtain contracts and licensing sales, the effects of competition and our ability to obtain additional financing. Such factors, which are discussed in "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements, could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with undue reliance on any such forward-looking statements, which speak only as of the date made. See "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public via the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

      This prospectus is part of a Form SB-2 registration statement that we filed with the SEC. This prospectus provides you with a general description of the securities that may be offered for sale, but does not contain all of the information that is in the registration statement. For more detail, you should read the entire registration statement and the exhibits filed with the registration statement. Copies of the registration statement and the exhibits are on file at the offices of the SEC and may be obtained upon payment of the fees prescribed by the SEC, or examined without charge at the public reference facilities of the SEC described above.

      You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information.

      Neither Simtrol nor any selling securityholder is making an offer of the securities covered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

      Upon request, we will provide without charge a copy of our Annual, Quarterly and Current Reports we have filed electronically with the SEC. Requests for such copies should be directed to Simtrol, Inc., 2200 Norcross Parkway, Suite 255, Norcross, Georgia 30071 (telephone: 770-242-7566).

                                 USE OF PROCEEDS

      The selling securityholders will receive all of the net proceeds from the resale of any of our common shares offered in this prospectus. We will not receive any of the proceeds from any sale of the shares by the selling securityholders. We may receive up to $5,030,768 in proceeds from the cash exercise of the warrants currently outstanding and included in this prospectus and we intend to use any such cash proceeds received for general corporate purposes, which may include repaying indebtedness, making additions to our working capital, funding future acquisitions or for further developing our products and hiring additional personnel. However, due to current market conditions and the fact that the exercise prices for most of these warrants are higher than the current market price for our common stock, it is unlikely that we will receive any funds from the exercise of these instruments.

                           MARKET FOR OUR COMMON STOCK
                         AND RELATED SHAREHOLDER MATTERS

      From January 1, 2002 to May 21, 2003, our common stock traded on the OTC Bulletin Board under the symbol "SMOL." Our common stock traded on the Pink Sheets under the symbol "SMOL" from May 22, 2003 to May 6, 2004. From May 7, 2004 to June 17, 2004, our common stock traded on the Pink Sheets under the symbol "SMRL." On June 18, 2004 our common stock began trading on the OTC Bulletin Board under the symbol "SMRL", where it currently trades.
      The following table sets forth the quarterly high and low bid quotations per share of common stock on the OTC Bulletin Board and the Pink Sheets as reported for the periods indicated. These prices also represent inter-dealer quotations without retail mark-ups, markdowns, or commissions and may not necessarily represent actual transactions.

                                           High              Low
2002
            First Quarter                   $1.01            $0.46
            Second Quarter                  $0.66            $0.15
            Third Quarter                   $0.28            $0.08
            Fourth Quarter                  $0.33            $0.08
2003
            First Quarter                   $0.52            $0.20
            Second Quarter                  $0.35            $0.15
            Third Quarter                   $0.40            $0.12
            Fourth Quarter                  $0.42            $0.13
2004
            First Quarter                   $2.50            $0.70
            Second Quarter                  $2.60            $0.40
            Third Quarter                   $3.45            $1.01
            Fourth Quarter (through         $2.50            $1.01
            November 23, 2004)


      As of November 1, 2004, there were approximately 563 holders of record of our common stock.

      We have never paid cash dividends on our common stock and have no plans to pay cash dividends in the foreseeable future. The policy of our Board of Directors is to retain all available earnings for use in the operation and expansion of our business. Whether dividends may be paid in the future will depend upon our earnings, capital requirements, financial condition, prior rights of any preferred shareholders and other relevant factors.

                             SELLING SECURITYHOLDERS

      The following table sets forth certain information regarding ownership of our common stock by the selling securityholders as of November 15, 2004, including their names and the number of shares of common stock beneficially owned by them and offered pursuant to this prospectus. The selling securityholders listed in the table do not necessarily intend to sell any of their shares. We filed the registration statement, which includes this prospectus, due to the registration rights granted to the selling securityholders, not because they had expressed an intent to immediately sell their shares. We may from time to time supplement or amend this prospectus, as required, to provide other information with respect to the selling securityholders.

                                                                                                                  Percentage of
                                                                                                                   Outstanding
                                               Shares                                                  Shares         Shares
                                            Beneficially                                            Beneficially   Beneficially
                                            Owned Before        Shares Offered      Transaction      Owned After   Owned After
Name of Selling Securityholder              the Offering            Hereby           Note No.       the Offering   the Offering
----------------------------------------    ------------       ---------------     ------------    -------------- -------------
W. Cobb Hazelrig                                100,000               100,000          (1)               0             *
W & H Investments                               200,000               200,000          (1)               0             *
Hazelrig Family Partnership, LLC                100,000               100,000          (1)               0             *
Frederick G. Wedell                             100,000               100,000          (1)               0             *
Leonard W. Fuchs                                 50,000                50,000          (1)               0             *
Meadowbrook Opportunity Fund, LLC               250,000               250,000          (1)               0             *
F & J Partnership                               100,000               100,000          (1)               0             *
Grinspan-Ernst Profit Sharing Plan               25,000                25,000          (1)               0             *
James W. Krause                                 100,000               100,000          (1)               0             *
Joseph J. Jillson                               100,000               100,000          (1)               0             *
James R. Echols                                 100,000               100,000          (1)               0             *
John R. Wright                                   25,000                25,000          (1)               0             *
Hardin III, LLC                                 100,000               100,000          (1)               0             *
Thomas Kroeger                                   25,000                25,000          (1)               0             *
Brad and Suzanne Gibson, Joint Tenants
  with Rights of Survivorship                    50,000                50,000          (1)               0             *
Herbert Arnold and Leslie Duke, Joint
  Tenants with Rights of Survivorship            25,000                25,000          (1)               0             *
Gail Rae Flynn                                   25,000                25,000          (1)               0             *
IRA FBO Angus Morrison                           50,000                50,000          (1)               0             *
J. Wayne Hill IRA                                25,000                25,000          (1)               0             *
Allan C. Purdie, IRA                             12,500                12,500          (1)               0             *
Evan D. Jennings, III                            25,000                25,000          (1)               0             *
John D. Rhodes                                   25,000                25,000          (1)               0             *
John B. Marsala                                  25,000                25,000          (1)               0             *
John R. Arnold                                   12,500                12,500          (1)               0             *
Jeff Lester                                      12,500                12,500          (1)               0             *
Harvin W. Berryman                               12,500                12,500          (1)               0             *
William L. Huntley, III, BC-HIS                  25,000                25,000          (1)               0             *
Shannon Battle Irrevocable Trust                 50,000                50,000          (1)               0             *
William R. Battle III                            50,000                50,000          (1)               0             *
Constantine L. Athanasuleas                      25,000                25,000          (1)               0             *
Scott C. Bowman                                  29,020                29,020          (2)               0             *
AJ Niebauer                                       7,517                 7,517          (2)               0             *

The Chase Family Trust                           56,113                56,113          (2)               0             *
Samuel M. Chase, Jr                              84,551                84,551          (2)               0             *
Dan Luskind                                      20,784                20,784          (2)               0             *
Henry Krauss                                     14,409                14,409          (2)               0             *
Joseph Wolfe                                     33,480                33,480          (2)               0             *
John P. O'Shea                                   50,756                50,756          (2)               0             *
Jonathan B.Dangar                                58,798                58,798          (2)               0             *
Richard Louise                                   24,212                24,212          (2)               0             *
Carmen Louise and Richard Louise                  3,910                 3,910          (2)               0             *
Christina Louise and Richard Louise               3,910                 3,910          (2)               0             *
Sandy Purdie                                        540                   540          (2)               0             *
Charles C. Figueiredo                             5,000                 5,000        (3(a))              0             *
John E. & Charlotte D. Pitchford                 12,500                12,500        (3(a))              0             *
Alexander Purdie, Jr.                            38,342                38,342       (3(a)(c))            0             *
                                                 12,921                12,921        (3(b))
W&H Investments                                 153,370               153,370       (3(a)(c))            0             *
                                                 51,685                51,685        (3(b))
Thomas Kroeger                                   38,342                38,342       (3(a)(c))            0             *
                                                 12,921                12,921        (3(b))
James W. Krause                                  76,684                76,684       (3(a)(c))            0             *
                                                 25,842                25,842        (3(b))
James R. Echols                                  38,342                38,342       (3(a)(c))            0             *
                                                 12,921                12,921        (3(b))
Leonard W. Fuchs                                 38,342                38,342       (3(a)(c))            0             *
                                                 12,921                12,921        (3(b))
Mark Krakowski                                   76,684                76,684       (3(a)(c))            0             *
                                                 25,842                25,842        (3(b))
John P. O'Shea                                   38,342                38,342       (3(a)(c))            0             *
                                                 12,921                12,921        (3(b))
Deborah Salerno                                  38,342                38,342       (3(a)(c))            0             *
                                                 12,921                12,921        (3(b))
Herbert Arnold Duke                              38,342                38,342       (3(a)(c))            0             *
                                                 12,921                12,921        (3(b))
The Andover Group                                44,540                40,590       (3(a)(c))            13,842        *
                                                 28,024                18,132        (3(b))
Glen E. Murer                                    76,684                76,684       (3(a)(c))            0             *
                                                 25,842                25,842        (3(b))
Judith Phillips                                  38,342                38,342       (3(a)(c))            0             *
                                                 12,921                12,921        (3(b))
James Wayne & Ruth C. Hill                       38,342                38,342       (3(a)(c))            0             *
                                                 12,921                12,921        (3(b))
Dallas Clement                                   28,052                23,052       (3(a)(c))            28,905        *
                                                 31,681                 7,776        (3(b))

Edward S. Redstone                              711,566               288,375          (4)              423,191       6.8%
Larry Carr                                      692,724               288,474          (4)              404,250       6.5%

---------
* Less than 1 percent.

Description of selling securityholders and certain transactions:

(1) SHARES AND SHARES UNDERLYING WARRANTS ISSUED IN PRIVATE PLACEMENT PURSUANT TO SECTION 4(2)

      We are registering 912,500 issued and outstanding shares and 912,500 shares underlying stock purchase warrants on behalf of 30 private investors who purchased these securities in a private placement we conducted during the second and third quarters of 2004. The warrants are exercisable for five years at the price of $2.00 per common share. We received aggregate gross proceeds of $1,825,000 from this placement.

(2) SHARES ISSUABLE UPON EXERCISE OF WARRANTS FOR PLACEMENT AGENT AND FINANCIAL ADVISORY SERVICES

      We are registering 388,000 shares on behalf of partners, affiliates, and employees of Westminster Securities, all of which are underlying stock purchase warrants. The warrants are exercisable during five years at the price of $2.00 per common share. The warrants were issued to Westminster Securities for the following services:

      o 69,000 warrants issued as a placement fee in connection with our private placement of $575,000 of convertible promissory notes on February 4, 2004;
      o 100,000 warrants issued for financial advisory services provided to us between January 2004 and August 2004;
      o 150,000 warrants issued as a placement fee in connection with a private placement of common stock on June 4, 2004;
      o     37,500 warrants issued as a placement fee in connection with a private placement of common stock on July 9, 2004; and
      o     16,500 warrants issued as a placement fee in connection with a private placement of common stock on August 31, 2004; and
      o     15,000 warrants issued as a placement fee in connection with a private placement of common stock on September 30, 2004.

      Subsequently, Westminster Securities transferred these warrants to those listed individuals.

(3) SHARES ISSUED PURSUANT TO CONVERTIBLE PROMISSORY NOTES AND SHARES UNDERLYING WARRANTS

      We are registering a total of 1,101,727 shares on behalf of 17 persons who purchased convertible promissory notes from us in February 2004 with an aggregate principal balance of $575,000.

      (a) 287,500 of these shares underlie warrants issued concurrently to the holders of the convertible promissory notes at the time of issue. These warrants are exercisable for five years at the price of $2.00 per common share.

      (b) 271,409 of these shares were issued to 17 holders of the convertible promissory notes, upon the conversion of their notes to shares of our common stock pursuant to the terms of the notes.

      (c) 542,818 of these shares underlie warrants issued to 17 holders of the convertible promissory notes, upon the conversion of their notes to shares of our common stock pursuant to the terms of the notes.

(4)   SHARES UNDERLYING CONVERTIBLE NOTES AND STOCK PURCHASE WARRANTS

      We are registering 192,283 outstanding shares of common stock and 384,566 shares underlying warrants on behalf of two directors who were holders of convertible promissory notes issued in 2001 with an original aggregate principal amount of $400,000. These shares and warrants were issued upon the conversion of these notes and all applicable interest on September 30, 2004.

                         SHARES ELIGIBLE FOR FUTURE SALE

      This prospectus covers 3,891,576 our common stock. As of November 15, 2004, there were 3,712,914 shares issued and outstanding, of which approximately 1,686,945 were freely tradable.

      Upon the effectiveness of this registration statement, an additional 1,376,192 shares already issued and 2,515,384 shares underlying warrants will also be freely tradable.

      In addition to our registration statement referenced above, the 649,777 remaining shares of common stock presently outstanding that are restricted and/or affiliate securities and not included in this prospectus as well as 277,052 shares underlying outstanding warrants and 400,275 shares underlying outstanding stock options, which, if converted or exercised, as the case may be, may not presently, but may in the future be sold into any public market that may exist for the common stock pursuant to Rule 144 promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act"). Sales of substantial amounts of this common stock in the public market could adversely affect the market price of our common stock.

      In general, under Rule 144 as currently in effect, a person (or group of persons whose shares are aggregated), including our affiliates, can sell within any three-month period, an amount of restricted securities that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or the reported average weekly trading volume during the four calendar weeks preceding the sale; provided at least one year has elapsed since the restricted securities being sold were acquired from us or any of our affiliates and provided further that certain other conditions are also satisfied. If at least two years have elapsed since the restricted securities were acquired from us or an affiliate of us, a person who has not been an affiliate of us for at least three months can sell restricted shares under Rule 144 without regard to any limitations on the amount. Future sales by current shareholders could depress the market price of the common stock in the public market.

      This prospectus and the registration statement in which it is included relate to the offer and sale of up to an aggregate of 3,891,576 shares by the selling securityholders. As used in this prospectus, "selling securityholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling securityholders may sell some or all of their shares at any time and in any of the following ways. They may sell their shares:

      o To underwriters who buy the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time;

      o Through brokers, acting as principal or agent, in transactions, which may involve block transactions, on the Electronic Bulletin Board, over-the-counter market or on other exchanges on which the shares are then listed, in special offerings, exchange distributions pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices;

      o Directly or through brokers or agents in private sales at negotiated prices; or

      o     By any other legally available means.

      Selling securityholders may pay part of the proceeds from the sale of shares in commissions and other compensation to underwriters, dealers, brokers or agents who participate in the sales.

      Certain states may require shares to be sold only through registered or licensed brokers or dealers. In addition, certain states may require the shares to be registered or qualified for sale unless an exemption from registration or qualification is available and complied with.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

      The names and ages of our directors and executive officers are as follows:

Name                                               Positions
----                                               ---------
Richard W. Egan                  Director, President and Chief Executive Officer
Larry M. Carr                    Director
Dallas S. Clement                Director
Julia B. North                   Director
Edward S. Redstone               Director
Stephen N. Samp                  Chief Financial Officer and Secretary

      RICHARD W. EGAN, age 39, has served as a director and Chief Executive Officer of the Company since May 2000. Mr. Egan joined the Company in June 1995 and served as National Account Manager until July 1996 when he became Regional Sales Director. From February 1998 to June 1999, he served as Executive Vice President of Sales. In June 1999, Mr. Egan was appointed President of the Company.

      STEPHEN N. SAMP, age 40, joined the Company in April 2002 as Chief Financial Officer and Secretary. From February 2001 until March 2002 he served as an independent financial consultant. From March 1998 to February 2001 he served as Vice President, Chief Financial Officer and Secretary of eOn Communications (NASDAQ:EONC), a provider of unified voice, e-mail and Web-based communications systems and software.

      LARRY M. CARR, age 61, has served as a director since June 1994 and as Chairman of the Board since January 1998. Mr. Carr founded Nursefinders, Inc., a temporary services company in the healthcare industry, in 1974. Although Adia Services, Inc., acquired Mr. Carr's interest in this company, Mr. Carr still owns and operates numerous Nursefinders franchises and assists in the administration and management of several other franchises through an entity known as Management Services, Inc. Mr. Carr is Chairman of the Board of Northwest National Bank, located in Arlington, Texas, a director of Mobility Electronics, Inc., of Scottsdale, Arizona, which designs, develops and markets connectivity and remote peripheral interface technology and products and is a director of several privately held companies, including OHA Financial, Inc., Trinity Airweights, LLC and Computerized Healthcare, Inc.

      DALLAS S. CLEMENT, age 39, has served as a director since April 2001. Mr. Clement has served as Senior Vice President, Strategy and Development for Cox Communications, Inc. ("Cox") since August 2000. Prior to that, he served as Vice President and Treasurer of Cox from January 1999 to July 2000. Mr. Clement joined Cox in 1990 as a Policy Analyst and was promoted to Manager of Investment Planning in January 1993, Director of Finance in 1994 and Treasurer in 1996. From April 1995 to December of 1996, Mr. Clement served as Assistant Treasurer for Cox Enterprises, Inc. and Cox.

      JULIA B. NORTH, age 57, has served as a director since October 1997. Ms. North served as President and Chief Executive Officer of the Company from October 1997 until June 1999. Ms. North is a director of WinnDixie Stores, Inc., a food retailer, MAPICS, Inc., a global developer of extended enterprise applications and Acuity Brands, Inc., a maker of lighting equipment and specialty products.

      EDWARD S. REDSTONE, age 76, has served as a director since July 1996. Mr. Redstone has been a private investor since 1994. From 1984 to 1994, he served as Chairman of the Board of Martha's Vineyard National Bank. Mr. Redstone was a co-founder of National Amusements, which, among other things, is the controlling shareholder of Viacom. Mr. Redstone also founded First Bancorporation.

NO FAMILY RELATIONSHIPS AMONG DIRECTORS AND OFFICERS

      There are no family relationships between any director or executive officer of the Company and any other director or executive officer of the Company.

AUDIT COMMITTEE

      The Audit Committee of the Company is composed of Julia B. North, Edward
S. Redstone and Dallas S. Clement. The Audit Committee met once during 2003 and has met four times during 2004. The Audit Committee's principal functions are to recommend to the Company the appointment of independent auditors for the Company, review and approve the annual report of the independent auditors, approve the annual financial statements and review and approve summary reports of the auditors' findings and recommendations. The Audit Committee reviews and pre-approves all audit and non-audit services performed by our auditing accountants, or other accounting firms, other than as may be allowed by applicable law. All members of the Audit Committee are independent, as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. The Board of Directors has determined that Dallas S. Clement is an "audit committee financial expert," as defined in SEC rules.

                             EXECUTIVE COMPENSATION

COMPENSATION OF OFFICERS

      The following table provides certain summary information for 2003, 2002 and 2001 concerning compensation paid or accrued by us to or on behalf of our executive officers:

                                                                    LONG TERM
                                                                  COMPENSATION
                           ANNUAL COMPENSATION                        AWARDS
                           -------------------                        ------
  NAME AND
  PRINCIPAL                                                    NUMBER OF SHARES
  POSITION           YEAR      SALARY         BONUS           UNDERLYING OPTIONS
  --------           ----      ------         -----             ----------------

  Richard W. Egan     2003    $130,000(1)       --                     7,500
  President and CEO   2002    $130,000(1)       --                     6,000
                      2001    $130,000       $1,250                     --

  Stephen N. Samp     2003    $115,000(2)       --                     3,600
  Chief Financial     2002    $ 86,923(2)       --                     4,000
  Officer

----------
(1) Due to the business conditions of the company, Mr. Egan deferred $35,500 of his 2003 salary and $15,000 of his 2002 salary. The deferred amounts were paid in 2004.
(2) Due to the business conditions of the company, Mr. Samp deferred $23,861 of his 2003 salary and $4,423 of his 2002 salary. The deferred amounts were paid in 2004.


DIRECTOR COMPENSATION

      We do not presently provide any cash compensation to directors for their services as directors. Each of our non-employee directors receives an automatic grant of options to purchase 15,000 shares of our common stock each year under the terms of our stock option plans. On October 7, 2003, Messrs. Carr and Redstone were each granted options to purchase an additional 3,500 shares of our common stock in consideration of their service on the Executive Committee of the Board of Directors. Each director is reimbursed for travel and other expenses incurred in connection with the performance of his or her duties.

      Additionally, all new non-employee directors receive a one-time grant of an option to purchase 5,000 shares of our common stock at an exercise price equal to the fair market value of the stock on the date of the grant. The options expire, unless previously exercised or terminated, ten years from the date of the grant.

STOCK OPTION PLANS

      1991 Stock Option Plan. In 1991, by action of our Board of Directors, we adopted the 1991 Stock Option Plan (the "1991 Plan") for our and our wholly-owned subsidiaries' officers, directors and employees. The 1991 Plan was approved by our shareholders on October 10, 1991. In July 1992, the 1991 Plan was amended to, among other things, provide for the automatic grant of options to our non-employee directors, to increase the number of shares of common stock available for grant thereunder and to expand the class of persons eligible to receive options under the 1991 Plan to include employees of our majority-owned subsidiaries. In November 1993, the 1991 Plan was further amended to expand the class of persons eligible to receive options under the 1991 Plan and to increase the number of shares of common stock available for grant thereunder. The 1991 Plan, as amended by our shareholders on May 19, 1998, provides for the grant of options to purchase up to an aggregate of 366,206 shares of our common stock. Under the terms of the 1991 Plan, the Stock Option Committee of the Board of Directors may grant options to purchase shares of common stock to our officers, directors and employees and to those of our subsidiaries. The right to grant additional options under this plan expired in August 2001. Therefore, no additional grants of options will be made under this plan. At December 31, 2003, options to purchase 64,025 shares of common stock were outstanding under the 1991 Plan.

      2002 Stock Option Plan. In June 2002, our shareholders approved the adoption of the 2002 Stock Option Plan (the "2002 Plan") for our and our wholly owned subsidiaries' officers, directors, employees and consultants. The 2002 Plan provides for the grant of options to purchase up to an aggregate of 250,000 shares of our common stock. Under the terms of the 2002 Plan, the Stock Option Committee of the Board of Directors may grant options to purchase shares of common stock to our officers, directors and employees and to those of our subsidiaries. At December 31, 2003, options to purchase 73,500 shares of common stock were outstanding under the 2002 Plan.

The following table provides certain information concerning options granted during 2003 to our executive officers:

                                         % OF TOTAL OPTIONS
                   NUMBER OF SECURITIES     GRANTED TO
                    UNDERLYING OPTIONS     EMPLOYEES IN       EXERCISE OR
NAME                      GRANTED           FISCAL YEAR       BASE PRICE    EXPIRATION DATE
----                      -------          -----------        ----------    ---------------
Richard W. Egan           7,500                 27.3%         $2.40         June 5, 2013
Stephen N. Samp           3,600                 13.1%         $2.40         June 5, 2013

      The following table provides certain information concerning the value of unexercised warrants and unexercised options held by our executive officers as of December 31, 2003. No options or warrants were exercised by either of the executive officers during 2003:

                                           NUMBER OF UNEXERCISED OPTIONS OR         VALUE OF UNEXERCISED IN-THE-MONEY
                                         --------------------------------------   OPTIONS AND WARRANTS AT FISCAL YEAR END
                                              WARRANTS AT FISCAL YEAR END          -------------------------------------
NAME                                       EXERCISABLE         UNEXERCISABLE         EXERCISABLE         UNEXERCISABLE
-------------------------------------    ----------------    ------------------    ---------------     -----------------

Richard W. Egan....................            22,125                 12,000             --                    --
Stephen N. Samp....................             1,100                  6,500             --                    --

      The following table provides information as of December 31, 2003 regarding our compensation plans and arrangements:

                      EQUITY COMPENSATION PLAN INFORMATION

                                              Number of securities                                 Number of securities
                                                to be issued upon        Weighted-average         remaining available for
                                                   exercise of          exercise price of      future issuance under equity
                                              outstanding options,         outstanding              compensation plans
                                               warrants and rights      options, warrants          (excluding securities
Plan category                                          (a)                  and rights           reflected in column (a))
-----------------------------------------     ----------------------    -------------------    ------------------------------

Equity compensation plans approved
    by security holders...............               137,525                  $13.20                      176,500
Equity compensation plans not
    approved by security holders......                  --                       --                          --
Total.................................               137,525                  $13.20                      176,500

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

      The following table sets forth certain information as of November 1, 2004 with respect to ownership of our outstanding common stock by (i) each of our directors and executive officers, (ii) all of our directors and executive officers, as a group and (iii) all persons known to us to own beneficially more than 5% of the outstanding shares of our common stock:

                                                                   PERCENT OF
                                           SHARES BENEFICIALLY     OUTSTANDING
NAME OF BENEFICIAL OWNER                        OWNED (1)            SHARES
--------------------------------------------------------------------------------
Larry M. Carr                                   692,724 (2)              17.3%
Julia B. North                                   27,350 (3)                *
Edward S. Redstone                              711,566 (4)              17.9%
Richard W. Egan                                  32,900 (5)                *
Dallas S. Clement                                78,233 (6)               2.1%
A. John Knapp, Jr.                              219,477 (7)               5.8%
Stephen N. Samp                                   4,600 (8)                *
Frederick G. Wedell                             505,055 (9)              12.6%
Meadowbrook Opportunity Fund, LLC               405,055 (10)             10.2%
W. Cobb Hazelrig                                605,055 (11)             14.9%

All directors and executive officers
   as a group (6 persons)                     1,547,373                  35.4%

-----------
* Less than 1% of outstanding shares.

(1) Except as otherwise indicated, each person named in this table possesses sole voting and investment power with respect to the shares beneficially owned by such person. "Beneficial ownership," determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, includes shares for which an individual, directly or indirectly, has or shares voting or investment power and also includes options which are exercisable within 60 days.

(2) Consists of 392,616 shares held directly, 33,375 shares of common stock subject to stock options that are exercisable within 60 days, and 250,066 shares of common stock subject to presently exercisable common stock purchase warrants. Also includes 16,667 shares held in the name of OHA Financial, of which Mr. Carr serves as Chairman of the Board; Mr. Carr disclaims beneficial ownership of these shares. Mr. Carr's business address is 2200 Norcross Parkway, #255, Norcross, Georgia 30071.

(3) Consists of 725 shares held directly and 26,625 options that are exercisable within 60 days.

(4) Consists of 438,878 shares held directly, 23,125 shares subject to stock options that are exercisable within 60 days, 249,500 shares issuable upon the exercise of warrants, and 63 shares owned by Mr. Redstone's spouse. Mr. Redstone's business address is 222 Merrimack Street, Suite 210, Lowell, MA 01852.

(5) Consists of 5,775 shares held directly, 1,000 shares issuable upon the exercise of warrants and 26,125 options that are exercisable within 60 days.

(6) Consists of 31,681shares owned directly, 28,052 shares issuable upon exercise of warrants, and 18,500 shares subject to stock options that are exercisable within 60 days of October 1, 2004.

(7) Consists of 146,913 shares owned directly. Also includes 28,024 shares owned by Andover Group, Inc., 44,540 shares issuable upon the exercise of warrants that are exercisable within 60 days by Andover Group. Mr. Knapp is Chief Executive Officer and majority shareholder of Andover Group, Inc. Mr. Knapp's business address is 910 Travis Street, Suite 2205, Houston, TX 77002.

(8) Consists of 4,600 shares of common stock subject to stock options that are exercisable within 60 days.

(9) Consists of 50,000 shares of common stock held directly and 50,000 shares of common stock subject to presently exercisable common stock purchase warrants. Also includes 151,685 common shares and 253,370 shares of common stock subject to presently exercisable common stock purchase warrants held in the name of W&H Investment, of which Mr. Wedell is a principal.

(10) Consists of 151,685 shares of common stock and 253,370 shares of common stock subject to presently exercisable common stock purchase warrants.

(11) Consists of 50,000 shares of common stock held directly and 50,000 shares of common stock subject to presently exercisable common stock purchase warrants. Also includes 151,685 and 50,000 common shares and 253,370 and 50,000, shares of common stock subject to presently exercisable common stock purchase warrants held in the name of W&H Investment and Hazelrig Family Partnership, LLP, respectively, of which Mr. Hazelrig is a principal.


                          DESCRIPTION OF CAPITAL STOCK

      We are currently authorized by our Certificate of Incorporation to issue an aggregate 40,800,000 shares of capital stock, including 40,000,000 shares of common stock, $0.001 par value per share of which 3,712,914 were issued and outstanding as of November 1, 2004 and 800,000 shares of preferred stock, $0.00025 par value per share of which no shares were outstanding as of November 1, 2004.

COMMON STOCK

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to the rights and preferences of the holders of any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding-up, holders of common stock have the right to a ratable portion of assets remaining after our payment of all debts and other liabilities, subject to the liquidation preferences, if any, of the holders of any outstanding preferred stock. Holders of common stock have neither preemptive rights nor rights to convert their common stock into any other securities and are not subject to future calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock may be subject to and may be adversely affected by, the rights of the holders of shares of preferred stock that we may designate and issue in the future.

                                    BUSINESS

HISTORY

      We were incorporated under the laws of the State of Delaware on September 19, 1988. From 1990 to 2001, we primarily designed, manufactured, marketed and supported hardware-based command and control systems, including videoconferencing systems. We still provide maintenance support for certain of these systems.

GENERAL

      We design, develop and market Windows-based software solutions that enable the command, control and monitoring of otherwise incompatible electronic devices, particularly corporate audiovisual ("AV") assets. Our end-to-end solutions are designed to provide Fortune 1000 corporations, government entities and other end users a cost-effective solution to simplify the automation and integration of AV and information technology ("IT") assets.

      Originally, we developed and marketed hardware-based videoconferencing and control systems. However, in 2000, management recognized an increased interest by computer and computer-related manufacturers to expand their existing technologies into the AV industry. A number of these manufacturers began to offer plasma screen televisions, digital projection equipment and other similar devices. At that time, management believed that this would lead to the commoditization of other AV control hardware, such as touch panel displays. Accordingly, in conjunction with the commencement of a contract with Boeing, we shifted our business strategy to a PC-centric software model, thereby positioning us as the first to market with a fully integrated software solution. In April 2001, we released the first version of our ONGOERTM PC-based control software just as a major trend began taking place: IT professionals were taking over the management of AV applications. We believe that we are well positioned to take advantage of this growing trend and can become a popular Windows application for enterprise users over the next three to seven years. As a result of our strategic shift, we no longer sell videoconferencing systems directly, although we still maintain service contracts with certain videoconferencing customers that we are beginning to leverage into future sales opportunities of our software products. To date, we have spent approximately $3 million in research and development for our software product offerings.

      Our principal executive offices are located at 2200 Norcross Parkway, Suite 255, Norcross, Georgia 30071 and our telephone number is (770) 242-7566.

RECENT DEVELOPMENTS

      During 2003, we continued our plan to restructure our business around the sales of our ONGOER PC-based control software. The product was originally available for sale in April 2001 and represented a departure from our previous business of selling, installing and servicing our Omega videoconferencing control systems. We continue to service certain Omega videoconferencing control systems under maintenance contracts.

      Due to the discontinuance of our older Omega product line of videoconferencing systems and the slower than anticipated increase in sales of ONGOER, in June 2002 we reduced our headcount by approximately 50% in order to conserve resources and focus our sales and development efforts with select AV integrators, firms that specialize in the sale, installation, support and service of AV equipment and on software licensing opportunities in order to reduce our cash used from operations. We also moved to significantly smaller office space in September 2002 to reduce overhead expenses.

      These changes were necessary because during the year following the launch of ONGOER 1.0, we learned that integrators would have to change the way they sell, design, program, invoice, install and support control system solutions in order to use our PC-based ONGOER product. Despite obvious benefits of moving to a PC-based solution, a complete overhaul of internal operations was simply not a choice integrators were willing to make during an uncertain economic climate.

      Despite reduced headcount and a major reduction in expenses, we retained our top software talent and focused on adding important software features to enhance our product. During the second half of 2002, success on two important fronts took place. First, we announced our first licensing agreement with Polycom, the world's largest videoconferencing company based on revenues. Under our agreement with Polycom, we license certain ONGOER code for use in Polycom's PC-based iPower videoconferencing platform. This software, called Meeting Tool Assistant (MTA), provides Polycom's customers with control capabilities for three serial devices - a VCR, projector and document camera.

      The success of MTA led to an expanded Polycom-Simtrol relationship during February 2004, when Polycom announced that our ONGOER product could leverage Polycom's iPower platform to provide seamless, flexible control of a wide variety of voice, video and peripheral components. This relationship with Polycom has provided credibility to our software through a proven market leader and has provided for increased exposure to AV integrators interested in exploring PC-based solutions.

      Second, we have established a strong relationship with Telaid, a Connecticut-based systems integration and service firm. Together, we have successfully deployed thirty-one ONGOER units at Morgan Stanley. The Morgan Stanley account was instrumental in shaping our second software product - OnGuard monitoring software. Success at Polycom and Telaid has provided us with increased visibility in the AV integration community, strong reference accounts and valuable feedback on additional software features that will further enhance our ONGOER and OnGuard products.

      We issued additional convertible notes and private common stock during 2003 to fund our operations, however, we continue to use significant cash in operations and will require additional debt or equity financing. This additional financing could be in the form of the sale of assets, the issuance of debt or equity securities, or a combination of these financing methods. The amount of such funding that may be required will depend primarily on how quickly sales of our ONGOER product take place and to what extent we are able to work out our overdue accounts payables with our various vendors. There can be no assurance that we will be able to obtain such financing if and when needed, or that if obtained, such financing will be sufficient or on terms and conditions acceptable to us. If we are unable to obtain this additional funding, our business, financial condition and results of operations will be adversely affected.

      As of September 30, 2004, the Company had cash and cash equivalents of $490,364. The Company may not have sufficient funds for the next twelve months and has relied on periodic investments in the form of common stock and convertible debt since the fourth quarter of 2001 to sustain its operations. We currently require substantial amounts of capital to fund current operations and for the payment of past due obligations including payroll and other operating expenses and the continued development and deployment of our ONGOER product line. There can be no assurance that the Company will be successful in its attempts to develop and deploy its ONGOER product line, to generate positive cash flows or raise sufficient capital essential to its survival. To the extent that the Company is unable to generate or raise the necessary operating capital, it will become necessary to curtail operations. Additionally, even if the Company does raise operating capital, there can be no assurance that the net proceeds will be sufficient to enable it to develop its business to a level where it will generate profits and positive cash flows. These matters raise substantial doubt about our ability to continue as a going concern.

PRODUCTS

      Our core business is the design, production and sale of our ONGOER device control software and our OnGuard monitoring software. Together, these software products allow a PC to manage, control and monitor a wide variety of AV devices.

      ONGOER

      ONGOER allows end users to operate, as a single system, a broad range of electronic equipment such as projectors, VCRs, computers, sound systems, lighting and temperature controls and other audio and video devices in a variety of settings. This is a significant departure from the products currently available on the AV control systems market in that it is a software-based system that can be installed to run on readily available third-party hardware such as PCs. Major competitors' AV control systems are based on proprietary hardware components employing code written in proprietary scripting languages. In order to grow sales and to reach and maintain profitability, management believes that we can better leverage our technological and service competencies by marketing and selling ONGOER through third-party resellers and system integrators, by licensing our software to third parties in the AV market and by entering new markets for control system technology.

      ONGOER can be operated from any PC with the Windows(R) 2000 or Windows(R) XP operating system. All interfaces, cables and cards and the hardware controller itself can be purchased from a wide variety of suppliers. With its unique open architecture, this software delivers real-time control to AV-system management. ONGOER's software-based technology allows integrators to change configurations with ease and any device that can connect to a PC can be controlled with ONGOER.

      We have developed OnROAD, ONGOER's remote operations, administration and diagnostics utility, to facilitate detection and correction of system problems from any remote location. Integrators no longer have to travel to customers' locations to fix minor problems. OnROAD allows integrators to diagnose and repair the vast majority of system conflicts remotely. We provide OnROAD as an integral part of the base software package and no additional hardware or software is needed to perform these functions.

      The PC controller is the heart of the ONGOER control system. The flexibility of ONGOER lets integrators choose the controller: anything from a single-box chassis to a multiprocessor server. There is no need to have an additional PC or proprietary hardware controller because the PC can handle all of an AV system's computing needs, as well as any additional software required for presentations and other applications.

      ONGOER not only makes the PC a control platform for numerous third-party AV devices, but its broad range of connection methods extends the flexibility further. Users can choose among numerous devices and connect via a number of different methods.

      End-users normally have contact with ONGOER only through the user interface. ONGOER provides a great deal of flexibility in creating methods for human interaction with the system. Because it relies on third-party hardware, integrators can choose to incorporate a wide range of devices as user interfaces such as inexpensive VGA monitors, sophisticated touch screens, personal digital assistants like Palm Pilots, IPaqs, Visors and even cellular phones. Graphical user interfaces can be quickly and easily created with Microsoft(R) Visual Basic. We also provide our OnLooker product as an integral part of the base software package. OnLooker includes a library of artwork and customized ActiveX controls to allow integrators to expedite the user interface development process.

      OnGuard

      OnGuard is server-based management and monitoring software. The OnGuard Server connects via standard TCP/IP networking to a set of ONGOER controllers to monitor and control devices at remote locations. OnGuard displays information about device health and status via a standard, web-based browser interface. Technicians can log in from any place at any time using standard web browsers to view the entire device control network at a glance.

PROPRIETARY TECHNOLOGY

      We regard our ONGOER and OnGuard software as proprietary and have implemented protective measures of both a legal (copyright) and practical nature. We derive considerable practical protection by supplying and licensing only a non-modifiable run-time version to our customers and keeping confidential all versions that can be modified. By licensing the software rather than transferring title, we in most cases have been able to incorporate restrictions in the licensing agreements, which impose limitations on the disclosure and transferability of the software. No determination has been made as to the legal or practical enforceability of these restrictions, or the extent of customer liability for violations.

PRODUCT DEVELOPMENT STRATEGIES

      The AV world and the IT world are converging, with more and more devices becoming network enabled. Like PCs and servers, we believe IT departments will demand AV products (projectors, audio processors, video codecs, video switchers, cameras, electronic whiteboards, etc.) be accessible on a corporate network, where they can be controlled, managed and monitored from centralized and/or remote locations. ONGOER and OnGuard install on PCs and servers and support a product architecture that allows them to control, monitor and manage any device connected to them via the network.

      Two major efforts are underway to increase the value of the ONGOER and OnGuard software products. The first effort involves improving our powerful yet simple software tool called ONGOER Builder (Builder). Builder guides the user through a streamlined, three-step process to design and program a control system and graphical user interface. It provides panels, buttons, labels and image objects complete with a large graphics library that allows the user to create a variety of flexible and visually attractive user interfaces. A panel workspace also enables users to design graphical layouts and a Syntax Assistant enables the user to select programming functions. Both ONGOER and ONGOER Builder use the non-proprietary BASIC programming language.

      OnGuard version 1.1 features device control panels and improved programmability and allows user-defined hyperlinks. These features provide functionality such as custom control panels for remote control of devices, programming of calendaring programs such as Microsoft Outlook for scheduling device control and user-defined hyperlinks allow improved control user interfaces or web-based device documentation.

      As the major PC companies add AV products such as plasma displays, projectors and LCD touch panels, we believe our software is well positioned to take advantage of the benefits - low price points and broad availability from a variety of suppliers - of the PC platform versus our competitors' closed, proprietary line of controllers and touch panels.

MARKETS

      Based on the long-term objective of becoming the industry standard software for controlling and monitoring AV devices, management has developed a sales and marketing strategy to aggressively pursue relationships at each point of the distribution channel. The following provides an overview of the AV distribution channel.

      End Users

      Businesses, universities and government agencies purchase device control and monitoring solutions to aid productivity associated with the use of AV meeting room assets. During 2002 and 2003, we installed our products with a number of end users, including: Boeing, Lockheed, Morgan Stanley and Merrill Lynch.

      AV and IT System Integrators

      Integrators are hired by end users to "integrate" technology to help them increase productivity and save money. Integrators purchase hardware and software products from various manufacturers and design, install and service those solutions for end users. The integrator is typically the entry point into the end user and, therefore, is a critical relationship for us. These include the Value Added Reseller ("VAR") 500, the top 500 VARs in the U.S. and AV integrators. We have successfully developed relationships with a number of integrators, including Telaid and IBM Global Services. Management considers this a critical element in the distribution channel and is focusing significant effort on developing relationships with other integrators.

      Equipment OEM Partners

      Videoconferencing companies, presentation equipment manufacturers and signal management firms represent potential alliance partners that could co-brand or private label our technology into value-add solutions featuring their products. The goal of alliances is for our partners and us to package turnkey solutions that make it easier for integrators to deploy at end user customer sites. Hardware from these companies needs to be controlled by end users for ease-of-use and monitored by support staff to guarantee the technology works in the meeting rooms. Providing turnkey solutions straight from the manufacturer helps the integrator and the end user. The large equipment Original Equipment Manufacturers ("OEMs") include, for video conferencing: Polycom, Tandberg, Sony, VCON and VTEL; for presentation equipment: SMART, Polyvision, Hitachi, 3M and Panasonic; and for signal management: Altinex and Kramer Electronics. In 2002 and 2003, we established relationships with Polycom and SMART Technologies, Inc.

      OEM relationships also increase our sales leverage in the AV and systems integrator channels. Each of these OEMs has relationships throughout that channel, including the VAR 500. As our products are packaged with OEM hardware, those products are introduced throughout the integrator sales channel, where they can be added to bids and specification sheets with minimal sales lead time and expense to us.

      PC OEM Partners

      Computer manufacturers represent the core platform - the PC and server - that run our software products. Their products are sold through integrators and directly to end-users. Computer companies have entered the consumer electronics business; therefore, providing turnkey control and monitoring software to integrators could drive additional sales of PCs and servers, plasma monitors and other PC hardware required for control applications. Potential PC OEM partners include Dell, Hewlett-Packard, Gateway, IBM and Sony.

      Operating System Providers

      Because the PC manufacturers are beginning to produce turnkey sets of products for the AV industry, Microsoft Corporation started working with PC companies on a Media Center PC, a solution specifically designed for media-related computers used for applications such as home entertainment. We are positioning our products as the solution for command, control and monitoring devices within such an operating system. Management sees this as a long-term possibility for an additional revenue stream.

COMPETITION

      We primarily compete with two companies, both of which have significantly greater resources and market share. Both companies offer control solutions based on proprietary hardware and software. We offer control solutions utilizing open PC technology.

      Our two major competitors in the AV control systems market are AMX and Crestron, who combined currently have close to 100% of the sales in this market.

      AMX, headquartered in Richardson, Texas, was established in 1982. This publicly traded company employs about 400 people, with dealers and distributors in 40 countries. AMX has a strong foothold in Fortune 500 companies. Typical AMX applications include control of devices in corporate boardrooms, meeting facilities, professional sporting arenas, museums, hospital operating rooms, transportation systems and schools.

      Headquartered in Rockleigh, New Jersey, Crestron designs and manufactures control and automation systems for corporate, industrial, educational and residential markets.

      Both Crestron and AMX offer hardware-based control systems, the cores of which are proprietary controllers fitted with proprietary cards and connectors manufactured by or for them and running proprietary operating systems. These proprietary controllers communicate with controlled devices by means of code written in proprietary languages (each company has developed its own). Integrators who re-sell systems from each of these companies must send their technical personnel to training courses offered by the companies themselves and by several independent organizations.

      Because ONGOER is a software-based control system designed to run on commodity hardware, we believe we have several advantages over AMX and Crestron. The PC industry is a vast marketplace with enormous economies of scale. Computer hardware including touch screens, wireless Smart Displays and serial ports are extremely powerful and inexpensive. Innovative and wireless network-enabled devices are regularly introduced into the mass PC market. There are advantages for end customers in familiarity and cost compared to proprietary, hardware-based control systems.

      Many end customers also strive for a unified collaboration/control solution, such as the combination of Polycom iPower and Simtrol ONGOER, or the combination of a SMART Display and Simtrol ONGOER. When the PC is already part of an AV room, there are even more compelling cost advantages to adding ONGOER software to the existing PC and existing display.

      End customers are also demanding a new breed of proactively monitored control solutions. Traditional control systems companies are reacting by introducing PC-like services and interfaces to PCs and innovative PC wireless Smart Displays. These PC-like services cannot compete in terms of price and performance with the much larger PC marketplace.

      Traditional control systems position themselves to be the central technology and view the PC as an "important device." We believe the PC is the central technology and view traditional hardware control boxes as a declining technology.

RESEARCH AND DEVELOPMENT

      Our product engineering, including our costs associated with design and configuration of fully developed systems for particular customer applications is accounted for in our financial statements as research and development expenses. During the year ended December 31, 2003 our expenditures for research and development of new products or new components for our ONGOER product totaled $419,361, a decrease of 2% from the total expenditures of $428,810 in 2002. We decreased our research and development efforts during 2002 due to business conditions.

EMPLOYEES

      As of November 1, 2004, we employed nine persons full time, including two executive officers. Of the full-time employees who were not executive officers, four were engaged in research and development, one in service, one in sales, and one in information systems. Employee relations are considered good and we have no collective bargaining contracts covering any of our employees.

PROPERTIES

      We maintain our executive and sales offices in 6,400 square feet of leased office and warehouse space in Norcross, Georgia, under a three-year lease, which expires in August 2005. We moved to this facility from our former facility in Norcross, Georgia in September 2002. Monthly rent is approximately $4,117 including common area maintenance charges, taxes and insurance.

      We believe that our current facilities are adequate for our current requirements.

LEGAL PROCEEDINGS

      We are currently not a party to any legal proceedings.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      We are a Georgia-based software technology company specializing in AV control. We design, manufacture, market, service and support our ONGOER software control system, which is designed to run on third-party hardware. Previously, our core business was the design, manufacture, marketing and servicing of software based command and control systems, including videoconferencing control systems, through our wholly owned subsidiary, Videoconferencing Systems, Inc. We continue to service certain of our videoconferencing customers but have discontinued selling to this market.

      Our command and control solutions allow end users to operate, as a single system, a broad range of electronic equipment such as projectors, VCRs, computers, sound systems, lighting and temperature controls and other audiovideo devices in a variety of settings. A typical customer is a large, multi-site organization that utilizes sophisticated audio, video and communications network technologies that require complex command and control solutions. These solutions can be used in a variety of settings, including corporate meetings and conferences, distance learning and judicial arraignment systems. These customers also require superior after-the-sale service. Historically, we have utilized a direct sales model. However, in order to attempt to grow sales and to reach and maintain profitability, management believes that we can better leverage our technological and service competencies by marketing and selling our products through third party resellers and system integrators, who specialize in the sale, installation, support and service of audiovisual equipment and by entering new markets for our control system technology.

      During 2000, we undertook a restructuring of our business operations and balance sheet that are intended to achieve profitable operations and provide positive operating cash flows. As part of this restructuring, we raised additional equity capital and paid off debt outstanding at that time. These restructuring initiatives have enabled us to reposition our product line and to expand our presence in the AV command and control systems market. This market, which to some degree overlaps the high-end videoconferencing market historically served by us, is almost exclusively maintained by thousands of resellers and system integrators. Our products have been re-engineered such that they may also be sold through these third party channels. We believe we offer a functionally superior, lower cost, fully integrated solution which provides command and control and remote diagnostics for audio, visual and room environment devices and for network connectivity.

      Once established in the AV command and control market, we envision developing additional applications for other command and control system markets, including process control applications in manufacturing environments and the burgeoning home entertainment market, that may involve licensing our control software to existing OEM vendors, in addition to third-party reseller channels.

CRITICAL ACCOUNTING POLICIES

      We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

o Revenue recognition. Revenue consists of the sale of our PC-based device control software licenses (ONGOER) and maintenance revenue on our older videoconferencing systems (Omega). We recognize revenue from ONGOER software sales upon shipment as we sell the product to AV integrators. Revenue on Omega maintenance contracts is recognized over the term of the related contract. Revenue on the sale of hardware is recognized upon shipment.

o Capitalized software research and development costs. Our policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized. Software development costs incurred after technological feasibility has been established are capitalized and amortized, commencing with product release, using the greater of the income forecast method or on a straight-line basis over the useful life of the product. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization.

o Impairments of Assets/Investments. We record impairment losses on assets and investments when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

FINANCIAL CONDITION AND LIQUIDITY

General

For the period ended September 30, 2004
---------------------------------------

      As of September 30, 2004, we had cash and cash equivalents of $490,364. We may not have sufficient funds to meet our cash flow requirements for the next twelve months. We have relied on periodic investments in the form of common stock and convertible debt by certain of our existing stockholders since the fourth quarter of 2001 to sustain our operations. We currently require substantial amounts of capital to fund current operations and for the payment of past due obligations including payroll and other operating expenses and the continued development and deployment of our Ongoer product line. Due to recurring losses from operations, an accumulated deficit, and our inability to date to obtain sufficient financing to support current and anticipated levels of operations, the report of our Independent Registered Public Accounting Firm states that these matters have raised substantial doubt about our ability to continue as a going concern at December 31, 2003.

      We used $1,244,808 in cash from operating activities in the nine months ended September 30, 2004 compared to $465,460 during the nine months ended September 30, 2003 due primarily to retirements of various past due obligations with proceeds from the 2004 Debt in February 2004 and equity securities issued between June and September 2004. There was no cash used in investing activities for the nine months ended September 30, 2004 or the nine months ended September 30, 2003. Cash provided by financing activities in the nine months ended September 30, 2004 consisted primarily of $575,000 of Convertible Debt issued in February 2004 and $1,830,000 of equity securities issued during the nine months ended September 2004, excluding issue costs. $70,000 of convertible notes were repaid with proceeds from the equity securities and the Company's Note Payable for past due rent of approximately $216,000 was also retired in full for payments totaling $70,000. Cash provided by financing activities in the nine months ended September 30, 2003 of $476,310 consisted primarily of $451,200 of proceeds from the issuance of restricted common stock and $30,000 of convertible debt. We have relied on a combination of investments of convertible debt and common stock from private investors, including four members of our Board of Directors, to fund operations since November 2001.

      We will likely require additional funding in the future to fund our development and operating activities. This additional funding could be in the form of the sale of assets, debt, equity, or a combination of these financing methods. However, there can be no assurance that we will be able to obtain such financing if and when needed, or that if obtained, such financing will be sufficient or on terms and conditions acceptable to us. If we are unable to obtain this additional funding, our business, financial condition and results of operations would be adversely affected. The accompanying financial statements contemplate our continuation as a going concern. However, we have sustained substantial losses from operations in recent years, and such losses have continued through September 30, 2004. We have also used, rather than provided, cash in our operations for the nine months ended September 30, 2004.


      In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon our continued operation, which in turn is dependent upon our ability to meet our financing requirements on a continuing basis and attract additional financing. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

      In response to the matters described in the preceding paragraphs, our management is currently in the process of attempting to secure additional equity and debt financing.

      We expect to spend less than $25,000 for capital expenditures in the next twelve months.

For the fiscal year ended December 31, 2003
-------------------------------------------

      As of December 31, 2003, we had cash and cash equivalents of $3,998. We do not have sufficient funds to continue our operations for the next twelve months and have relied on periodic investments in the form of common stock and convertible debt by certain of our existing shareholders since the fourth quarter of 2001. We currently require substantial amounts of capital to fund current operations and for the payment of past due obligations including payroll and other operating expenses and the continued development and deployment of our ONGOER product line. However, there can be no assurance that we will be successful in our attempts to develop and deploy our ONGOER product line, to generate positive cash flows or raise sufficient capital essential to our survival. To the extent that we are unable to generate or raise the necessary operating capital, it will become necessary to curtail operations. Additionally, even if we do raise operating capital, there can be no assurance that the net proceeds will be sufficient to enable us to develop our business to a level where we will generate profits and positive cash flows.

      Due to recurring losses from operations, an accumulated deficit and our inability to date to obtain sufficient financing to support current and anticipated levels of operations, the report of our Independent Registered Public Accounting Firm states that these matters have raised substantial doubt about our ability to continue as a going concern at December 31, 2003.

      t 6 0 We used $597,465 in cash from operating activities in 2003, primarily due to our loss of $1,645,374, partially offset by debt conversion expense of $431,599 and depreciation and amortization of $346,917. Cash used in operating activities in 2002 of $1,314,790 was due mainly to our reduced operations due to business conditions. Cash used in investing activities consisted of $0 for 2003 compared to $21,318 used in 2002, which consisted primarily of leasehold improvements in our newer office space. In order to continue funding operations of the company during 2003, we sold 282,573 shares of our common stock for proceeds of $603,700 in private placements to individual investors including three members of our Board of Directors. The share prices ranged from $1.52 to $3.58 per share. Offering costs for these transactions were de minimis.

      We issued $30,000 of convertible debt ("2003 Debt") to two of our directors during the year ended December 31, 2003. The 2003 Debt accrued interest at prime plus 1%. The principal and interest amounts were converted into 12,842 shares ($2.40 per share) of restricted common stock on July 22, 2003.

      We also issued an aggregate of $760,000 of convertible debt ("2002 Debt") to numerous private investors, including four members of the Board of Directors, at various times during the year ended December 31, 2002. The 2002 Debt accrued interest at prime rate plus 1% and was due on December 31, 2002. In conjunction with the issuance of the 2002 Debt, we issued 75,000 common stock purchase warrants to the holders of the 2002 Debt. The 2002 Debt was convertible immediately into restricted shares of our common stock at prices originally ranging from $4.70 to $7.90 per share, which represented the market prices of the our traded common stock on the date of the issuances of the 2002 Debt. The warrants, which expire at various dates in 2006, are exercisable immediately at prices ranging from $4.70 to $7.90 per share, the market price of our traded common stock on the day the warrants were issued. Each warrant entitles the holder to purchase one common share of our restricted common stock.

      On December 31, 2002, we extended the 2002 Debt to January 31, 2003 and as an inducement to convert, we reduced the conversion price of the debt to $2.40 per share and the warrants granted at the origination dates of the notes also had their exercise prices adjusted to $2.40. As a result, we recognized approximately $58,000 as finance charges over the remaining terms of the notes to reflect the lowering of the warrant exercise price at December 31, 2002.

      In January 2003, $735,000 of the convertible debt plus accrued interest was converted to 320,408 shares of restricted common stock. Pursuant to Statement of Financial Accounting Standard No. 84 "Induced Conversion of Convertible Debt", a debt conversion expense of $431,599 was recorded to reflect the fair value of the additional shares that resulted from lowering the conversion price to $2.40.

      In connection with the issuance of the 2002 Debt, $151,352 of the debt proceeds was allocated to the fair value of the warrants and $64,993 of the proceeds was allocated to beneficial conversion factor of the notes. These debt discounts were amortized as financing costs in 2002.

      During 2001, we issued $400,000 of convertible debt to two shareholders ("2001 Debt"). The 2001 Debt accrues interest at prime rate plus 1% (6.5% at the time), was originally due February 7, 2002 and is collateralized by all of our assets. The 2001 Debt was originally convertible into shares of our common stock at $4.90 per share. In conjunction with the issuance of the convertible debt, we issued 40,000 common stock purchase warrants to the holders of the 2001 Debt. The warrants, which expire at various dates in 2006, are exercisable immediately and entitle the holder to purchase one common share of our common stock at prices ranging from $4.60 to $5.30 per share. Also, the agreement called for the issuance of additional warrants to the debt holders for each 60 day extension period on the debt as follows: 10,000 warrants to each debt holder for the first 60 day extension and 6,000 warrants to each debt holder at the date of each subsequent 60 day extension. On February 7, 2002, the debt holders granted a 60-day extension and as a result, we issued an additional 10,000 warrants, which entitle the debt holders to each purchase 10,000 shares of our common stock at $4.90 per share. In conjunction with the issuance of 10,000 warrants to the shareholders on February 7, 2002, $88,254 was estimated as the fair value of the warrants and was expensed over the extended life of the note as the shareholders agreed to extend the due date of the loans until December 31, 2002 and no additional warrants were granted.

      In connection with the issuance of the convertible debt during 2001, $120,977 of the debt proceeds was allocated to capital stock to recognize the beneficial conversion feature of the debentures. This debt discount is to be amortized to financing costs over the term of the debt. For the year ended December 31, 2002, $65,564 was expensed as financing costs relating to the amortization of the beneficial conversion feature.

      On December 31, 2002 we extended the due date of the 2001 Notes until January 31, 2003 and as an inducement to convert, the conversion price was reduced to $2.40 per share. On January 31, 2003, we extended the due date until December 31, 2003. At January 31, 2003 we recorded a beneficial conversion feature in the amount of $229,284, to reflect the fair value of the additional shares that may be issued from lowering the conversion price. The beneficial conversion feature accreted to interest expense over the extended life of the 2001 Debt. During 2003, we amortized all these amounts as finance charges.

      During 2003, our total assets decreased approximately 63% to $229,299 from $611,651 at December 31, 2002. Decreases in capitalized software development costs and equipment accounted for most of the decrease. Capitalized software decreased $277,624 during the year due to amortization of cost capitalized prior to March 2001 for ONGOER, at which time we began shipping our ONGOER product to customers. Property and equipment, net, also decreased $69,293 due to current year depreciation. Current liabilities decreased $784,331 in 2003, or 27%, principally due to conversion of $735,000 in convertible notes that were outstanding at December 31, 2002.

      We expect to spend less than $10,000 on capital expenditures in 2004.

RESULTS OF OPERATIONS

Comparison of the Nine Months Ended September 30, 2004 and 2003

Revenues

      Revenues were $518,347 and $421,887 for the nine months ended September 30, 2004 and 2003, respectively. The 23% increase for the nine months ended September 30, 2004 was due primarily to an increase in software revenues of $293,196, including an approximate $364,000 multi-site sale to an integrator for implementation at one end user. Partly offsetting the software revenue increase was a reduction in service revenues of $196,736 associated with our older Omega product line as additional customers discontinued their service contracts at the end of multi-year contracts during 2003 and 2004.

Cost of Revenues and Gross Profit

      Cost of revenues decreased $206,797, or 72%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 due primarily to the discontinuance of the amortization of previously capitalized software development costs in March 2004 as well as the lower service revenues during the current period as subcontractors were used to service international customers that have since discontinued service contracts.

      Gross margins were approximately 84% and 32% for the nine months ended September 30, 2004 and 2003, respectively. The increase from the prior year was due primarily to the higher software revenues during the current year as well as the periodic charge for amortization of capitalized software development costs being larger in the prior year as all capitalized software costs were amortized as of March 31, 2004.

Selling, General, and Administrative Expenses

      Selling, general and administrative expenses were $723,627 and $470,516 for the nine months ended September 30, 2004 and 2003, respectively. The increase in the nine-month period ended September 30, 2004 compared to the similar period in 2003 resulted primarily from accounting and auditing expenses of approximately $115,000 incurred during 2004, and approximately $60,000 of non-refundable investment banking fees. We filed all required SEC filings for 2003 during the quarter ended March 31, 2004 and engaged Westminster Securities to assist in raising capital during the current year.

Research and Development Expenses

      We charge research and development costs to expense as incurred until t 6 0 technological feasibility of a software product has been established. Software development costs incurred after technological feasibility has been established are capitalized and amortized, using the greater of the income forecast method or on a straight-line basis over the useful life of the product. Capitalized development costs expensed as cost of revenues were $69,406 and $208,218 for the nine months ended September 30, 2004 and 2003, respectively, as we began to expense previously capitalized research and development costs to cost of revenues and ended amortization in March 2004. Research and development expenses increased to $329,463 in the nine months ended September 30, 2004 from $311,218 in the nine months ended September 30, 2003 due primarily to higher wage and employee benefit expenses during the current period.

Other expense, primarily finance charges

      Other expense, primarily finance charges of $467,794 for the nine months ended September 30, 2004 consisted primarily of finance charges associated with our issuance of convertible debt during previous fiscal years as well as February 2004. A majority of our 2002 Debt was converted to restricted common stock in January 2003. Other expense, primarily finance charges of $214,118 in the nine months ended September 30, 2003 consisted primarily of the amortization of the warrant value and the beneficial conversion feature of the convertible debt issued between the fourth quarter 2001 and the nine months ended September 30, 2003. See notes 5 and 6 to the condensed consolidated financial statements.

 Debt Conversion Expense

      A debt conversion expense of $164,155 was recorded at the time of the conversion of the 2004 Debt to reflect the fair value of additional warrants granted upon the conversion of a majority of the Debt to common stock in June 2004. See note 5. A debt conversion expense of $81,488 was recorded at the time of the conversion of the 2001 Debt to reflect the fair value of additional warrants granted upon the conversion of the Debt to common stock in September 2004. See note 5.

      A debt conversion expense of $431,599 was recorded during the nine months ended September 30, 2003 to reflect the fair value of the additional shares issued to convertible debt holders who extended their notes originally due on December 31, 2002 in exchange for a reduction of the conversion price of the debt.

 Gain on Debt Extinguishments

      A gain of $716,299 was recorded during the nine months ended September 30, 2004 to reflect the payoffs of various liabilities for less than their previously recorded balances. No similar debt extinguishments took place during the nine months ended September 30, 2003.

Net Loss

      Net loss for the nine months ended September 30, 2004 was $612,832 compared to a net loss of $1,293,312 for the nine months ended September 30, 2003. The decrease in net loss was due primarily to increased gross profit in the amount of $303,257 that resulted from increased software sales as well as the gain on debt extinguishments of $716,299 in the current year to reflect the retirement of liabilities for less than their recorded values. These increases were offset by an increase in operating expenses of $271,356 and a net increase in finance charges and debt conversion expense of $67,720.

For fiscal years 2003 and 2002
------------------------------

Revenues

      Revenues were $504,881 and $1,294,015 in 2003 and 2002, respectively. The decrease in revenues of 61% from 2002 to 2003 was primarily due to the decrease in Omega maintenance revenue as former customers have either replaced these older systems with newer equipment or declined maintenance contracts due to budgetary considerations. The decline in ONGOER revenues during 2003 was due mainly to the decrease in orders from our largest ONGOER customer (an integrator), whose orders fell due to the business conditions of their customer. During September 2002, our largest customer for our older Omega line discontinued maintenance, resulting in an annual decrease of more than $400,000 in revenues. Due to our small customer base, we face the risk of fluctuating revenues should any of our customers discontinue using our products. See Note 8 to our consolidated financial statements.

Gross Profit

      Gross profit as a percentage of revenues was approximately 28% t 6 0 and 10% in 2003 and 2002, respectively. The increase in gross margin in 2003 as compared to 2002 was due primarily to the write-off of the remainder of our inventory due to obsolescence in 2002. See "Inventory Obsolescence Charge" below. The gross loss attributable to software license revenues in 2003 is due to the amortization of capitalized software development costs exceeding revenues for the year.

Inventory Obsolescence Charge

      In the fourth quarter of 2002, we wrote off our remaining inventory of $296,593 because we determined that the inventory was obsolete due to the non-renewal of most of the Omega maintenance contracts.

Selling, General & Administrative Expenses

      Selling, general and administrative expenses were $647,984 and $1,584,178 for 2003 and 2002, respectively. The 59% decrease from 2002 to 2003 resulted primarily from decreases in personnel of approximately 50% in June 2002 and our move to a significantly smaller headquarters in September 2002, as well as curtailing marketing activities due to business conditions.

Research and Development Expenses

      We charge research and development costs to expense as incurred until technological feasibility of a software product has been established. Software development costs incurred after technological feasibility has been established are capitalized and amortized, commencing with product release, using the greater of the income forecast method or on a straight-line basis over the useful life of the product. These expensed costs were $419,361 and $428,810 for 2003 and 2002, respectively.

Other Expense, Primarily Finance Charges

      Other expense, primarily finance charges were $287,798 and $557,675 for 2003 and 2002, respectively. The decrease from 2002 to 2003 consisted primarily of finance charges associated with our issuance of convertible debt during the fourth quarter of 2001 and the first two quarters of 2002. In extending convertible debt that originally came due on December 31, 2002, we recorded a new beneficial conversion feature of $229,284 and an increase in the value of the warrants issued in the amount of $58,460 as a result of lowering the exercise price of outstanding warrants to $2.40. These amounts were expensed during 2003 as finance charges. See note 5 to our financial statements.

Loss Before Extraordinary Gain

      Loss before extraordinary gains were $1,645,374 and $2,438,702 for 2003 and 2002, respectively. The decreased loss in 2003 was primarily due to our lower operating expenses that resulted from our reductions in personnel during 2002 and our move to a smaller headquarters space.

Extraordinary Gain on Debt Extinguishments

      Extraordinary gains in 2002 of $148,915 were due to debt extinguishments of $84,350 related to our inactive subsidiary, Integrated Network Services, Inc. and the $64,565 reduction of accounts payable to Glovicom, N.V., resulting from the exchange of our warrant to purchase 19% of Glovicom for this amount in the second quarter 2002.

Net Loss

      Our net loss for 2003 was $1,645,374, or $0.76 per share, compared to our net loss for 2002 of $2,289,787, or $1.42 per share. The decreased net loss for 2003 was due primarily to the lower operating expenses incurred during the current year as a result of decreased personnel and reduced overhead expenses.

OFF BALANCE SHEET ARRANGEMENTS

      We do not have any off-balance sheet arrangements.

                           RELATED PARTY TRANSACTIONS

      On September 30, 2004, two of our directors, Larry Carr and Edward Redstone, each converted their $200,000 convertible notes originated in 2001 and all applicable interest into 96,158 and 96,125 shares of common stock, respectively. At the same time, Messrs. Carr and Redstone were granted warrants to purchase 192,316 and 192,250 shares of common stock at exercise prices of $2.00 per share.

      During 2003, we issued $30,000 of debt to Messrs. Carr and Redstone at prime rate plus 1% (then 5.25%), with a due date of December 31, 2003. All the outstanding principal and accrued interest on the notes was converted to 12,842 shares of restricted common stock in July 2003 at a conversion price of $2.40 per share.

      During 2002, we issued $272,500 of convertible debt to each of Messrs. Carr and Redstone. The debt accrues interest at prime rate plus 1% and was originally due December 31, 2002. The proceeds of this debt were utilized for working capital purposes. The debt was convertible into shares of our common stock at prices ranging from $4.70 to $7.90 per share. In conjunction with the issuance of the convertible debt, we issued 27,250 common stock purchase warrants to the holders of the debt. The warrants, which expire at various dates in 2007, are exercisable immediately and entitle the holder to purchase one share of our common stock at prices ranging from $4.70 to $7.90 per share. We received an extension to January 31, 2003 on the note effective December 31, 2002. At that time, the conversion price of the note and the exercise prices of the warrants were changed to $2.40 per share. Messrs. Carr and Redstone converted their notes and all accrued interest into an aggregate of 237,176 shares of restricted common stock on January 15, 2003.

      On December 31, 2002, Messrs. Carr and Redstone agreed to extend the due dates of their $200,000 convertible notes originated in 2001 to January 31, 2003 and then to December 31, 2003, from the original due dates of December 31, 2002. The conversion price of the notes was adjusted from their original $4.90 per share price to $2.40 per share. The notes had been previously extended from their original due dates of February 7, 2002 in exchange for the issuance of 10,000 additional warrants each on that date. The exercise price of all warrants issued in conjunction with these notes was adjusted to $2.40 per share on December 31, 2002 in exchange for the extension of the due date. These notes are collateralized by all of our assets.

                                  LEGAL MATTERS

         Certain legal matters in connection with the shares of common stock offered hereby have been passed upon for Simtrol by Smith, Gambrell & Russell, LLP, Atlanta, Georgia, counsel to Simtrol.

                                     EXPERTS

         The consolidated financial statements of Simtrol, Inc. and Subsidiaries as of and for the year ended December 31, 2003 included in this document have been audited by Marcum & Kliegman LLP, independent registered public accountants, as set forth in their report thereon and included in this document. The financial statements of Simtrol, Inc. and Subsidiaries for the year ended December 31, 2002 included in this document have been audited by Grant Thornton LLP, independent registered public accountants. Such consolidated financial statements referred to above are included herein.

                              FINANCIAL STATEMENTS


Condensed Consolidated Financial Statements for the Nine Months Ended
September 30, 2004 (unaudited)..............................................F-2

Reports of Independent Registered Public Accounting Firms...................F-10

Consolidated Balance Sheet as of December 31, 2003..........................F-12

Consolidated Statements of Operations for Years Ended December 31, 2003
and 2002....................................................................F-14

Consolidated Statements of Shareholders' Deficiency for Years Ended
December 31, 2003 and 2002..................................................F-15

Consolidated Statements of Cash Flows for Years Ended December 31, 2003
and 2002....................................................................F-16

Notes to Consolidated Financial Statements..................................F-17

                                  SIMTROL, INC.
                         PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                         SIMTROL, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)


                             ASSETS                                September 30,
  Current assets:                                                       2004
                                                                   ------------
     Cash and cash equivalents                                     $    490,364
     Accounts receivable, net                                           264,987
                                                                   ------------
           Total current assets                                         755,351

Property and equipment, net                                              51,700

Other assets:
     Other long-term assets                                              11,187
                                                                   ------------
                 Total assets                                      $    818,238
                                                                   ============

              LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
     Current portion of long-term debt and short-term
        borrowings                                                 $      6,090
     Accounts payable                                                   146,221
     Accrued expenses                                                    77,000
     Deferred revenue                                                    29,167
                                                                   ------------
           Total current liabilities                                    258,478

Commitments and contingencies

Stockholders' equity:
     Preferred stock, $.00025 par value; authorized
          800,000 shares, none issued and outstanding                        --
     Common stock, authorized 40,000,000 shares of
          $.001 par value; 3,712,914 shares issued and
        outstanding                                                       3,713
     Additional paid-in capital                                      62,820,260
     Accumulated deficit                                            (62,264,213)
                                                                   ------------
                 Total stockholders' equity                             559,760
                                                                   ------------
                Total liabilities and stockholders' equity         $    818,238
                                                                   ============

See notes to condensed consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,
                                                 --------------------------
                                                     2004           2003
                                                 -----------    -----------
Revenues:
  Software licenses                              $   451,274    $   158,078
  Service                                             67,073        263,809
                                                 -----------    -----------
      Total revenues                                 518,347        421,887
Cost of revenues
  Software licenses                                   78,882        216,791
  Service                                              2,069         70,957
                                                 -----------    -----------
      Total cost of revenues                          80,951        287,748
                                                 -----------    -----------
      Gross profit                                   437,396        134,139

Operating expenses:
    Selling, general, and administrative             723,627        470,516
    Research and development                         329,463        311,218
                                                 -----------    -----------
Total operating expenses                           1,053,090        781,734

         Loss from operations                       (615,694)      (647,595)

Other (income)/expenses:
  Other expense, primarily finance charges          (467,794)      (214,118)
  Debt conversion expense                           (245,643)      (431,599)
Gain on debt extinguishments                         716,299             --
                                                 -----------    -----------
Total other (income)/expenses                          2,862       (645,717)
                                                 -----------    -----------

         Net loss                                $  (612,832)   $(1,293,312)
                                                 ===========    ===========

Net loss per common share, basic and diluted       $ (0. 23)    $     (0.61)
                                                 ===========    ===========

Weighted shares outstanding, basic and diluted     2,683,799      2,123,074
                                                 ===========    ===========


See notes to condensed consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                             NINE MONTHS ENDED
                                                                               SEPTEMBER 30,
                                                                        --------------------------
                                                                            2004           2003
                                                                        -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
             Net cash used in operating activities                      $(1,244,808)   $  (465,460)
                                                                        -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
             Net cash used in investing activities                               --             --
                                                                        -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Payments on short-term credit facilities                              (162,303)        (4,890)
     Payments on long-term debt                                             (59,792)            --
     Payments of convertible debt                                           (70,000)            --
     Proceeds from convertible debt                                         479,000         30,000
     Net proceeds from stock issuances                                    1,544,269        451,200
                                                                        -----------    -----------
              Net cash provided by financing activities                   1,731,174        476,310
                                                                        -----------    -----------

Increase in cash and cash equivalents                                       486,366         10,850
Cash and cash equivalents, beginning of the period                            3,998          1,307
                                                                        -----------    -----------
Cash and cash equivalents, end of the period                            $   490,364    $    12,157
                                                                        ===========    ===========

Supplemental schedule of non-cash investing and financing activities:
Conversion of debt and accrued interest to common stock                 $ 1,004,304    $   798,882
                                                                        -----------    -----------


See notes to condensed consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Simtrol, Inc., formerly known as VSI Enterprises, Inc., was incorporated in Delaware in September 1988 and, together with its wholly-owned subsidiaries (the "Company"), develops, markets, and supports software-based audiovisual control systems and videoconferencing products that operate on PC platforms.

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in conformity with accounting principles generally accepted in the United States of America for interim financial statements and
Item 310 of Regulation S-B. Accordingly, these financial statement do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for annual financial statements. It is management's opinion that these statements include all adjustments, consisting of only normal recurring adjustments, necessary to make the financial position of the Company at September 30, 2004 and its results of operations and cash flows for the nine months then ended not misleading. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto as of December 31, 2003 and for each of the two years ended December 31, 2003, which are included elsewhere in this document.

On May 7, 2004, the Company effected a 1:10 reverse split of the Company's common stock. All share amounts have been adjusted to reflect the 1:10 reverse split for all periods presented.

NOTE 2 - GOING CONCERN UNCERTAINTY

As of September 30, 2004, the Company had cash and cash equivalents of $490,364. The Company may not have sufficient funds for the next twelve months and has relied on periodic investments in the form of common stock and convertible debt since the fourth quarter of 2001 to sustain its operations. The Company currently requires substantial amounts of capital to fund current operations and for the payment of past due obligations including operating expenses and the continued development and deployment of its Ongoer product line. During the nine months ended September 30, 2004 the Company issued $575,000 of convertible debt (see Note 5) and sold 915,104 shares of its common stock for an aggregate purchase price of $1,830,000 in gross proceeds (see note 6). However, there can be no assurance that the Company will be successful in its attempts to develop and deploy its Ongoer product line, to generate positive cash flows or raise sufficient capital essential to its survival. To the extent that the Company is unable to generate or raise the necessary operating capital, it will become necessary to curtail operations. Additionally, even if the Company does raise operating capital, there can be no assurance that the net proceeds will be sufficient to enable it to develop its business to a level where it will generate profits and positive cash flows.

These matters raise substantial doubt about the Company's ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - SELECTED SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Loss Per Share

Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted. The following equity securities are not reflected in diluted loss per share because their effects would be anti-dilutive:

                               September 30, 2004     September  30, 2003
                               ------------------     -------------------
Options                               400,275               124,525
Warrants                            2,792,436               306,871
Convertible Debt                           --               202,403
                                    ---------             ---------
Total                               3,192,711               633,799
                                    ---------             ---------

Accordingly, basic and diluted loss per share are identical.

Stock-Based Compensation

SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123" amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company continues to follow the pro-forma disclosures for stock-based compensation as permitted in SFAS No. 123. The following table illustrates the effect on net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

                                                          Nine Months Ended
                                                            September 30,
                                                    --------------------------
                                                         2004          2003
                                                    --------------------------
Net loss as reported                                ($  612,832)   ($1,293,312)

Add: stock-based employee compensation expense
determined under the intrinsic value method                  --             --
Less:  stock-based employee compensation expense
determined under fair value-based methods for all
awards                                                 (144,553)      (130,257)
                                                    --------------------------
Pro forma net loss                                  ($  757,385)   ($1,423,569)
                                                    ==========================

Net loss per share, as reported                          ($0.23)        ($0.61)
Pro forma net loss per share- Basic and diluted          ($0.28)        ($0.67)

Revenue Recognition

Revenue consists of the sale of software control devices, videoconferencing systems and related maintenance contracts on these systems. The Company sold two different products during the presented periods: its PC-based software product, Ongoer, and its older proprietary hardware and software product, Omega. Revenue from the sale of hardware is recognized upon the transfer of title when shipped. The Company recognizes revenue from Ongoer software sales upon shipment as the Company sells the product to audiovisual integrators. Revenue on maintenance contracts for Omega systems is recognized over the term of the related contract resulting in $29,167 of deferred revenue at September 30, 2004.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

On May 1, 2003, Citibank (West), FSB, filed suit in San Diego Superior Court, North County Division, against one of the Company's subsidiaries, Quality Software Associates, Inc. ("QSA"), and Mark Scovel, the individual from whom we acquired QSA in March 2001. On June 24, 2003, Mr. Scovel filed a cross-complaint against QSA and Simtrol, Inc. claiming that Simtrol had assumed the debt in connection with its acquisition of QSA. In April 2004, the Company and QSA settled its pending lawsuit with Citibank (West) and Mr. Scovel. The aggregate claims paid in the settlement were approximately $46,000.

NOTE 5 - CONVERTIBLE DEBT

On February 4, 2004, the Company completed the sale of convertible notes with a principal balance of $575,000 ("2004 Debt"), in a private placement to a limited number of accredited investors, including one Board member who purchased $15,000. The interest rate of the notes is 10% and the conversion price of the notes is $2.00 per share for all principal and accrued interest. The due date of the notes was August 4, 2004 and the notes were convertible to shares of common stock at any time before that date.

The Company also issued warrants to the noteholders to purchase an aggregate of 287,500 shares of common stock with an exercise price of $2.00 per share. Each warrant enables the holder to purchase the same number of shares as the holder would receive upon conversion of such holder's notes. In conjunction with the issuance of the 2004 Debt, the Company issued 169,000 warrants to Westminster Securities as a placement fee for the financing. Noteholders received additional warrants to purchase an aggregate of 575,000 shares of stock. Each warrant entitles the holder to purchase two shares of common stock for each share the holder would receive upon conversion of such holder's notes, but the warrants may only be exercised in the event a holder actually elects to convert his or her notes into the Company's common stock. The exercise price of the warrants is $2.00 per share of common stock.

Offering costs totaled $96,000 and the proceeds of the offering were used to fund current operational and overhead expenses.

In connection with the issuance of the 2004 Debt, $91,202 and $179,789 of the proceeds was allocated to the fair value of the warrants granted to purchase 287,500 and 575,000 shares of stock, respectively, and a beneficial conversion feature of $127,242 was recorded to reflect the discount on the 2004 Debt based on the relative fair values of the warrants and conversion feature of the 2004 Debt. These debt discounts were amortized to financing costs over the term of the 2004 Debt, except for the $179,789 attributed to the 575,000 warrants that could be exercised in the event of a conversion of the 2004 Debt. In June 2004, $525,000 of the 2004 Debt was converted into 271,409 shares of common stock. As a result, the Company recorded $164,155 of warrant value as debt conversion expense. For the nine months ended September 30, 2004, $219,144 was expensed as financing costs relating to the amortization of the beneficial conversion feature and warrant value. Additionally, $101,400 was capitalized as a financing fee for the warrants granted to Westminster Securities and this amount was amortized over the life of the 2004 Debt. Approximately $33,800 of this amount was amortized as a financing expense prior to conversion and the remaining $67,600 was expensed at the conversion date.

In January 2004, the 2001 Debt was extended to December 31, 2004 and the debt holders agreed to convert all principal and interest to common stock at the close of the private placement of equity securities. Additionally, the Company agreed to issue the debt holders warrants to purchase two shares of stock for each share of stock created by conversion of the 2001 Debt, contingent upon the conversion of the principal note and interest to common stock. All the principal and interest of the 2001 Debt converted to 192,283 shares of common stock on September 30, 2004. The Debt holders were granted warrants to purchase 384,566 shares of stock on the conversion date of the Debt at an exercise price of $2.00 per share. As a result, the Company recorded $81,488 of warrant value as debt conversion expense on that date.

NOTE 6 - STOCKHOLDERS' EQUITY

On January 9, 2004, the Company issued 2,604 shares of its common stock for gross proceeds of $5,000 ($1.92 per share). During the nine months ended September 30, 2004 the Company issued 912,500 shares of its common stock for gross proceeds of $1,825,000 ($2.00 per share) in private placements of equity to limited numbers of accredited investors. The Company also issued warrants to purchase a total of 915,104 shares of stock to these investors at exercise prices of $2.00 per share. Offering costs totaled approximately $286,000.

NOTE 7- MAJOR CUSTOMERS

Revenue from one customer of $461,216 comprised approximately 89% of consolidated revenues for the nine months ended September 30, 2004. At September 30, 2004, related accounts receivable from this customer comprised $252,165 (95%) of consolidated net receivables.

Revenue from five customers in the amounts of $75,360, $71,957, 68,031, $56,325, and $46,937 comprised approximately 76% of consolidated revenues for the nine months ended September 30, 2003.

NOTE 8 - GAINS ON DEBT EXTINGUISHMENTS

     Gains of $716,299 were recorded during the nine months ended September 30, 2004 as a result of the Company entering into various settlement agreements with vendors. The gains were recorded at the time of the final payments under the various agreements. There were no such agreements during the nine months ended September 30, 2003.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Audit Committee of the Board of Directors of Simtrol, Inc.
Norcross, GA:

We have audited the accompanying consolidated balance sheet of Simtrol, Inc. and Subsidiaries as of December 31, 2003 and the related consolidated statements of operations, shareholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simtrol, Inc. and Subsidiaries as of December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a working capital deficit of $2,055,322 and has suffered recurring losses from operations and net operating cash outflows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Marcum & Kliegman LLP

February 20, 2004, except for the last paragraph of Note 11, which is March 29, 2004, and Note 12, which is May 7, 2004

New York, New York

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholders of Simtrol, Inc.

We have audited the accompanying consolidated balance sheet of Simtrol, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2002 and the related statements of operations, shareholders' deficit and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simtrol, Inc. and subsidiaries as of December 31, 2002 and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced a net loss of $2,289,787 for the year ended December 31, 2002. Additionally, the Company's current liabilities exceeded its current assets by $2,787,219 and the Company had a shareholders' deficit of $2,415,906 at December 31, 2002. These factors, amongst others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ GRANT THORNTON LLP

Atlanta, Georgia
May 16, 2003

                         SIMTROL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2003


                                     ASSETS


CURRENT ASSETS
   Cash and cash equivalents                                      $    3,998
   Accounts receivable, less allowance for doubtful accounts
     of $131,644                                                      49,542
                                                                  ----------

       Total Current Assets                                           53,540
                                                                  ----------

PROPERTY AND EQUIPMENT, net                                           78,166
                                                                  ----------

OTHER ASSETS
   Software development costs, net                                    69,406
   Other assets                                                       28,187
                                                                  ----------
                                                                      97,593
                                                                  ----------

TOTAL ASSETS                                                      $  229,299
                                                                  ==========

The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEET (CONTINUED)
                                DECEMBER 31, 2003


                    LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES
   Current portion of long-term debt                         $    168,393
   Convertible debt ($400,000 related parties)                    420,000
   Accounts payable                                               924,850
   Accrued expenses                                               571,471
   Deferred revenue                                                24,148
                                                             ------------

       Total Current Liabilities                                2,108,862
                                                             ------------

Long-term debt, less current portion                               59,792
                                                             ------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIENCY
   Preferred stock, $.00025 par value; authorized
     800,000 shares, none issued and outstanding                       --
   Common stock, authorized 40,000,000 shares of
     $.001 par value; issued and outstanding
     2,334,118 shares                                               2,334
   Additional paid-in capital                                  59,709,692
   Accumulated deficit                                        (61,651,381)
                                                             ------------

            Total Shareholders' Deficiency                     (1,939,355)
                                                             ------------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY               $    229,299
                                                             ============

The accompanying notes are an integral part of these consolidated financial statements

                         SIMTROL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                         2003           2002
                                                     -----------    -----------
Revenues:
  Software                                           $   195,278    $   363,652
licenses
  Service                                                309,603        930,363
                                                     -----------    -----------
      Total revenues                                     504,881      1,294,015

Cost of revenues:
  Software licenses                                      290,142        390,713
  Service                                                 73,371        474,388
                                                     -----------    -----------
      Total cost of revenues                             363,513        865,101
  Inventory obsolescence charge                               --        296,953
                                                     -----------    -----------
      Gross profit                                       141,368        131,961
                                                     -----------    -----------
Operating expenses
   Selling, general and administrative                   647,984      1,584,178
   Research and development                              419,361        428,810
                                                     -----------    -----------
   Total operating expenses                            1,067,345      2,012,988
                                                     -----------    -----------

     Loss from operations                               (925,977)    (1,881,027)
                                                     -----------    -----------
Other expenses:
  Other expense, primarily finance charges              (287,798)      (557,675)
  Debt conversion expense                               (431,599)            --
                                                     -----------    -----------
     Total other expenses                               (719,397)      (557,675)

     Loss before extraordinary gain                   (1,645,374)    (2,438,702)

Extraordinary gain on debt extinguishments                    --        148,915
                                                     -----------    -----------

     Net loss                                        $(1,645,374)   $(2,289,787)
                                                     ===========    ===========
Net loss per common share:
   Loss before extraordinary gains                         (0.76)   $     (1.51)
    Gain on extinguishments of debt                         0.00           0.09
                                                     -----------    -----------

Net loss per common share-basic and diluted                (0.76)   $     (1.42)
                                                     ===========    ===========

Weighted average shares outstanding                    2,165,366      1,611,058
                                                     ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements

                         SIMTROL, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                 Common stock
                                            -----------------------   Additional
                                            Number of        Par       Paid-in       Accumulated
                                             Shares         value      capital        deficit          Total
                                            ---------      --------   -----------  -------------   -----------
Balance, January 1, 2002                    1,523,870      $  1,524   $56,951,140  $(57,716,220)   $  (763,556)

Net Loss for the period                                                             (2,289,787)     (2,289,787)
Exercise of Warrants                              375            --         2,438                        2,438
Warrants issued and Beneficial Conversion
    Feature                                                               304,599                      304,599
Issuance of common stock in Private
Placements, net                               191,867           192       325,208                      325,400
Conversion of Convertible Debt                  2,183             2         4,998                        5,000
                                            ---------      --------   -----------  -------------   -----------
Balance, December 31, 2002                  1,718,295         1,718    57,588,383   (60,006,007)    (2,415,906)

Net Loss for the period                                                             (1,645,374)     (1,645,374)
Beneficial Conversion Feature of
convertible debt                                                          229,284                      229,284
Debt conversion expense                                                   431,599                      431,599
Additional warrant value as a result of
    lowering exercise price to $2.40
    per share                                                              58,460                       58,460
Issuance of common stock in Private
Placements, net                               282,573           283       603,417                      603,700
Conversion of Convertible Debt                333,250           333       798,549                      798,882
                                            ---------      --------   -----------  -------------   -----------
Balance, December 31, 2003                  2,334,118      $  2,334   $59,709,692  $(61,651,381)   $(1,939,355)
                                            =========      ========   ===========  =============   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                           2003            2002
                                                                        -----------    -----------
Cash flows from operating activities:
   Net loss                                                             $(1,645,374)   $(2,289,787)
   Adjustments to reconcile net loss to net cash used
   in operating activities:
     Loss in decline of market value of investments                              --         10,853
     Inventory obsolescence charge                                               --        296,593
     Loss on disposal of equipment                                               --         12,931
     Depreciation and amortization                                          346,917        424,632
         Interest expense-Deferred Financing Costs                           58,460        305,171
         Interest Expense-Non-cash beneficial conversion
           feature of convertible debt                                      229,284         64,993
     Debt extinguishments                                                        --       (148,915)
     Debt conversion expense                                                431,599             --
     Changes in operating assets and liabilities:
      Accounts receivable                                                    15,956        309,849
      Inventories                                                                --         59,886
      Prepaid expenses and other current assets                              39,170        (24,152)
      Accounts payable                                                      (39,689)       (51,891)
      Accrued expenses                                                      139,480        105,214
      Deferred revenue                                                     (173,268)      (390,167)
                                                                        -----------    -----------
       Net cash used in operating activities                               (597,465)    (1,314,790)
                                                                        -----------    -----------
Cash flows from investing activities:
   Purchases of property and equipment                                           --        (21,318)
                                                                        -----------    -----------
Cash flows from financing activities:
   Net (payments) on notes payable and short term credit facilities         (16,544)       (52,352)
   Net borrowings on notes payable and short-term credit facilities              --        229,165
   Proceeds from convertible debt                                            30,000        760,000
   Proceeds from exercise of stock options and warrants                          --          2,438
   Net proceeds from stock issuances                                        603,700        325,400
    Deferred offering costs paid                                            (17,000)            --
                                                                        -----------    -----------
       Net cash provided by financing activities                            600,156      1,264,651

Increase (decrease) in cash and cash equivalents                              2,691        (71,457)

Cash and cash equivalents, beginning of the period                            1,307         72,764
                                                                        -----------    -----------

Cash and cash equivalents, end of the period                            $     3,998    $     1,307
                                                                        ===========    ===========
Supplementary disclosure:
   Interest paid                                                        $        --    $        --
                                                                        ===========    ===========
   Income taxes paid                                                    $        --    $        --
                                                                        ===========    ===========
Supplemental schedule of non cash investing and financing activities:
   Non cash investing and financing activities:
     Conversion of debt and accrued interest to common stock            $   798,882    $     5,000
                                                                        ===========    ===========
     Issuance of stock warrants                                         $        --    $   239,607
                                                                        ===========    ===========
     Beneficial conversion feature of convertible debt                  $        --    $    64,993
                                                                        ===========    ===========


        The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

         Simtrol, Inc., formerly known as VSI Enterprises, Inc., was incorporated in Delaware in September 1988 and, together with its wholly-owned subsidiaries (the "Company"), develops, markets and supports software based audiovisual control systems and videoconferencing products that operate on PC platforms.

NOTE 2 - GOING CONCERN UNCERTAINTY

         As of December 31, 2003, the Company had cash and cash equivalents of $3,998. The Company does not have sufficient funds for the next twelve (12) months and has relied on periodic investments in the form of common stock and convertible debt by certain of its existing shareholders since the fourth quarter of 2001. The Company currently requires substantial amounts of capital to fund current operations and for the payment of past due obligations including payroll and other operating expenses and the continued development and deployment of its Ongoer product line. See Note 11 for description of convertible debt financing totaling $575,000 received on February 4, 2004. However, there can be no assurance that the Company will be successful in its attempts to develop and deploy its Ongoer product line, to generate positive cash flows or raise sufficient capital essential to its survival. To the extent that the Company is unable to generate or raise the necessary operating capital, it will become necessary to curtail operations. Additionally, even if the Company does raise operating capital, there can be no assurance that the net proceeds will be sufficient to enable it to develop its business to a level where it will generate profits and positive cash flows.

         These matters raise substantial doubt about our ability to continue as a going concern. However, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Loss Per Share

         Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted. Our outstanding stock options and warrants of 44,102 and 41,245 for 2003 and 2002 and 17,500 shares of common stock to be issued upon the conversion of $420,000 of convertible debt and accrued interest at December 31, 2003 and 50,452 shares of common stock to be issued upon the conversion of $1,155,000 of convertible debt

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


and accrued interest at December 31, 2002, are not reflected in diluted earnings per share because their effects would be anti-dilutive. Accordingly, basic and diluted earnings per share are identical. Please see Note 11 for additional convertible debt issued subsequent to December 31, 2003, that if converted would also be included in dilutive earnings per share calculations.

Stock Based Compensation

Stock Option Plan and Warrants

         The Company's board of directors and shareholders have approved stock option plans that cover up to 314,025 shares of common stock. The plan provides for the expiration of options ten years from the date of grant and requires the exercise price of the options granted to be at least equal to 100% of market value on the date granted.

         SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure-an amendment of FASB Statement No. 123" amends SFAS Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company continues to follow the pro-forma disclosures for stock-based compensation as permitted in SFAS No. 123. The following table illustrates the effect on net loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

                                                                    Year Ended
                                                                   December 31,
                                                               2003            2002
                                                           -----------     -----------
Net loss as reported                                       $(1,645,374)    $(2,289,787)

Add: stock-based employee compensation expense
included in net loss                                                --              --
Less:  stock-based employee compensation expense
determined under fair value-based methods for all awards      (134,197)       (305,703)
                                                           -----------     -----------
Pro forma net loss                                         $(1,779,571)    $(2,595,490)
                                                           ===========     ===========

Net loss per share as reported-Basic and diluted           $     (0.76)    $     (1.42)
Pro forma net loss per share- Basic and diluted            $     (0.82)    $     (1.61)

Pro forma Information

         The fair value for the fiscal 2003 and 2002 options issued was estimated at the date of grant using a Black-Scholes option-pricing using the following weighted-average assumptions.

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


Assumptions                                            2003            2002
                                                   -----------     -----------

Risk-free rate                                          4.00%           4.25%
Annual rate of dividends                                    0               0
Volatility                                                86%             85%
Average life                                          7 years         7 years

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Our employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate.

         The following summarizes the stock option transactions for the years ended December 31, 2003 and 2002:

                                                            Weighted
                                                            Average
                                                            Exercise
                                              Options        Price
                                              --------      --------
Options outstanding at January 1, 2002          91,933       $26.20
Granted                                         34,000       $ 3.70
Exercised                                           --           --
Terminated                                     (28,483)      $28.80
                                               -------
Options outstanding at December 31, 2002        97,450       $17.60

Options outstanding at January 1, 2003          97,450       $17.60
Granted                                         40,500       $ 2.50
Exercised                                           --           --
Terminated                                        (425)      $ 2.30
                                               =======
Options outstanding at December 31, 2003       137,525       $13.20
                                               =======

         At December 31, 2003, 176,500 options remain available for grant under our 2002 Stock Option Plan.

New Accounting Pronouncements

         In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51. FIN 46 expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


or interim period beginning after June 15, 2003. However, in December 2003, FASB deferred the latest date by which all public entities, which meet the definition of small business issuer under SEC Regulation S-B, must apply FIN 46 to the first interim or annual reporting period ended after December 15, 2004. The effect of the adoption of this new accounting pronouncement is not expected to have a significant impact on the Company financial statements.

         SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company implemented this standard effective January 1, 2003 with no material impact to our financial statements.

         In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which is effective for contracts entered into or modified after June 30, 2003. SFAS No. 149 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. The effect of the adoption of this new accounting pronouncement on Company's financial statements has not been significant.

         In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"), which is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The adoption of SFAS 150 did not have a material effect on our financial statements.

Revenue Recognition

         Revenue consists of the sale of PC-based device control software licenses (Ongoer) and maintenance revenue on our older videoconferencing systems (Omega). The Company recognizes revenue from Ongoer software sales upon shipment as the Company sells the product to audiovisual integrators. Revenue on Omega maintenance contracts is recognized over the term of the related contract resulting in $24,148 of deferred revenue at December 31, 2003.

Cash and Cash Equivalents

         For financial reporting purposes, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

         The allowance for doubtful accounts reflects management's best estimate of the probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience and other currently available evidence.

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


Property and Equipment

         Property and equipment are stated at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over the shorter of their estimated useful lives or lease terms, ranging from 3-10 years on a straight-line basis.

Software Development Costs

         All software development costs are charged to expense as incurred until technological feasibility has been established for the product. Software development costs incurred after technological feasibility has been established are capitalized and amortized, commencing with product release, using the greater of the income forecast method or on a straight-line basis over the useful life of the product. Accumulated amortization of software development costs was $2,138,664 and $1,861,040 at December 31, 2003 and 2002, respectively. Amortization expense charged to cost of revenues was $277,624 for both fiscal 2003 and 2002. The Company did not capitalize any software development costs during either period.

Investments

         The investment in equity securities consisted of 57,122 shares of PentaStar Communications, Inc. common stock, received in conjunction with our sale of Eastern Telecom Inc. The investment in equity securities was accounted for as available-for-sale and was stated at fair market value with unrealized gains and losses on this investment included in the shareholders' deficiency section of the balance sheet. On April 1, 2002, PentaStar was placed into receivership. As a result, at March 31, 2002, the Company wrote off the remainder of the investment balance of $10,853, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", as management determined that the decline in the market value of this investment represented an impairment that was other than temporary.

Income Taxes

         The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.
 Deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

         At December 31, 2003, the Company has net operating loss carryforwards of approximately $42,700,000, which expire through 2023. Pursuant to Section 382 of the Internal Revenue Code regarding substantial changes in ownership, utilization of these losses may be limited. Based on this and the fact that the Company has generated operating losses through December 31, 2003, the deferred tax asset of approximately $17,068,000 has been offset by a valuation allowance of $17,068,000.

Fair Value of Financial Instruments

         Management believes that the carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values as of each balance sheet date given the relatively short maturity of each of these instruments. The fair value of our debt approximates fair value based on borrowing rates currently available to the Company for borrowings with comparable terms and conditions.

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


Debt Extinguishment

         Extraordinary gains in the amount of $148,915 for the year ended December 31, 2002 were recorded as a result of debt extinguishments of $84,350 related to our inactive subsidiary, Integrated Network Services, Inc. (INS) and a $64,565 reduction of accounts payable to Glovicom, N.V., resulting from the exchange of our warrant to purchase 19% of Glovicom for this amount.

Note and Lease Payable

         The Company signed a promissory note on July 31, 2002 to AMB Property, L.P., owner of our former and current office space, in the amount of $229,165, for all unpaid rent through August 31, 2002 at the former headquarters. On that date, the Company signed a 36-month lease to occupy approximately 6,400 square feet of office space owned by AMB in Norcross, Georgia, beginning September 1, 2002. In September 2002, the principal amount of the note was reduced to $215,246 to reflect the return of our deposit on its old office space. The note has an interest rate of 12% and requires monthly principal only payments beginning November 1, 2002. No payments were made on the note as of December 31, 2003. The lender has not declared the note in default at December 31, 2003. The promissory note has a cross default provision to the lease on the new office space such that a default on the note would represent a default on the lease as well.

         A schedule of the maturities of the note and lease payable are as follows:

Year Ending
-----------
2004 ............................. $  168,393
2005 .............................     59,792
                                   ----------
 Total ........................... $  228,185
                                   ==========

Reclassifications

         Certain amounts in the 2002 financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements. These reclassifications have no effect on previously reported income.

Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Critical estimates include management's judgments associated with: the application of the percentage of completion method to the recognition of revenue, determination of an allowance for doubtful accounts receivable, deferred income tax valuation allowance and the capitalization, depreciation and amortization of certain long-term assets (primarily software development costs and customer lists). Actual results could differ from those estimates.

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


NOTE 4 - PROPERTY AND EQUIPMENT

         Property and equipment consist of the following as of December 31, 2003:

         Machinery and equipment                            $   340,631
         Furniture and fixtures                                  39,150
         Leasehold improvements                                  21,318
                                                            -----------
                                                                401,099
         Less accumulated depreciation and amortization       (322,933)
                                                            -----------
                                                            $    78,166
                                                            ===========

         Depreciation and amortization expense was $69,293 and $105,861 for the years ended December 31, 2003 and 2002, respectively and is included in selling, general and administrative expense in the accompanying consolidated statements of operations.

NOTE 5 - CONVERTIBLE DEBT

         The Company issued $30,000 of convertible debt ("Debt") to two of its directors during the year ended December 31, 2003. The Debt accrued interest at prime plus 1%. The principal and interest amounts were converted into 12,842 shares ($2.40 per share) of restricted common stock on July 22, 2003.

         The Company also issued an aggregate of $760,000 of convertible debt ("2002 Debt") to numerous private investors, including four members of the Board of Directors, at various times during the year ended December 31, 2002. The 2002 Debt accrued interest at prime rate plus 1% and was due on December 31, 2002. In conjunction with the issuance of the 2002 Debt, the Company issued 75,000 common stock purchase warrants to the holders of the 2002 Debt. The 2002 Debt was convertible immediately into restricted shares of common stock of the Company at prices originally ranging from $4.70 to $7.90 per share, which represented the market prices of our traded common stock on the date of the issuances of the 2002 Debt. The warrants, which expire at various dates in 2006, are exercisable immediately at prices originally ranging from $4.70 to $7.90 per share, the market price of our traded common stock on the day the warrants were issued. Each warrant entitles the holder to purchase one share of the restricted common stock of the Company.

         On December 31, 2002 the Company extended the due date of the 2002 Debt until January 31, 2003 and as an inducement to convert, the conversion price of the debt was adjusted to $2.40 per share and the warrants granted at the origination dates of the notes also had their exercise prices adjusted to $2.40. As a result, the Company recognized approximately $58,000 as finance charges over the remaining terms of the notes to reflect the lowering of the warrant exercise price at December 31, 2002. In January 2003, $735,000 of the 2002 debt plus accrued interest was converted into 320,408 shares of restricted common stock. Pursuant to SFAS No. 84, "Inducements to Convert Convertible Debt", a debt conversion expense of $431,599 was recorded to reflect the fair value of the additional shares that resulted from lowering the conversion price to $2.40.

         In connection with the issuance of the 2002 Debt, $151,352 of the debt proceeds was allocated to the fair value of the warrants and $64,993 of the

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


proceeds was allocated to beneficial conversion feature of the notes. These debt discounts were amortized as financing costs in the year ended December 31, 2002.

         During 2001, the Company issued $400,000 of convertible debt to two shareholders ("2001 Debt"). The 2001 Debt accrues interest at prime rate plus 1%, was originally due February 7, 2002 and is collateralized by all of the assets of the Company. The 2001 Debt was originally convertible into shares of common stock of the Company at $4.90 per share. In conjunction with the issuance of the convertible debt, the Company issued 40,000 common stock purchase warrants to the holders of the 2001 Debt. The warrants, which expire at various dates in 2006, are exercisable immediately and entitle the holder to purchase one common share of the common stock of the Company at prices originally ranging from $4.60 to $5.30 per share. Also, the agreement called for the issuance of additional warrants to the debt holders for each 60 day extension period on the debt as follows: 10,000 warrants to each debt holder for the first 60 day extension and 6,000 warrants to each debt holder at the date of each subsequent 60 day extension. On February 7, 2002, the debt holders granted a 60-day extension and as a result, the Company issued an additional 10,000 warrants, which entitle the debt holders to each purchase 10,000 shares of our common stock at $4.90 per share. In conjunction with the issuance of 10,000 warrants to the shareholders on February 7, 2002, $88,254 was estimated as the fair value of the warrants and was expensed over the extended life of the note as the shareholders agreed to extend the due date of the loans until December 31, 2002 and no additional warrants were granted.

         In connection with the issuance of the 2001 Debt, $120,977 of the debt proceeds was allocated to additional paid in capital to recognize the beneficial conversion feature of the debentures. This debt discount was amortized to financing costs over the term of the debt. For the year ended December 31, 2002, $65,564 was expensed as financing costs relating to the amortization of the beneficial conversion feature.

         On December 31, 2002 the Company extended the due date of the 2001 Debt until January 31, 2003 and as an inducement to convert, the conversion price was reduced to $2.40 per share, however, no Debt was converted. On January 31, 2003, the Company extended the due date until December 31, 2003. At January 31, 2003 the Company recorded a beneficial conversion feature in the amount of $229,284, to reflect the fair value of the additional shares that may be issued from lowering the conversion price and was recorded as interest expense over the extended life of the 2001 Debt.

NOTE 6 - PRIVATE PLACEMENTS

         During the three months ended March 31, 2003, the Company issued 59,417 shares of its common stock for gross proceeds of $142,600 ($2.40 per share), in a private placement of its stock to a limited number of accredited investors, including three members of our Board. Offering costs were de minimis.

         During the three months ended June 30, 2003 the Company issued 84,833 shares of its common stock for gross proceeds of $203,600 ($2.40 per share), in a private placement of its stock to a limited number of accredited investors, including three members of our Board. Offering costs were de minimis.

         During the three months ended September 30, 2003 the Company issued 65,392 shares of its common stock for gross proceeds of $105,000 in a private placement of its stock to a limited number of accredited investors, including three members of our Board. The share prices ranged from $1.52 to $3.58 per

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


share and were based on the average of the preceding five days closing prices prior to the purchases. Offering costs were de minimis.

         During the three months ended December 31, 2003 the Company issued 72,931 shares of its common stock for gross proceeds of $152,500 in a private placement of its stock to a limited number of accredited investors, including three members of our Board. The share prices ranged from $1.52 to $3.58 per share and were based on the average of the preceding five days closing prices prior to the purchases. Offering costs were de minimis.

         Subsequent to December 31, 2003, the Company issued 2,604 shares of its common stock for gross proceeds of $5,000 in a private placement of its stock to a limited number of accredited investors, including two members of our Board. The share prices ranged from $1.52 to $3.58 per share and were based on the average of the preceding five days closing prices prior to the purchases.

         On August 5, 2002, the Company completed the sale of 162,700 shares of its common stock for aggregate gross proceeds of $325,400, in a private placement of its stock to a limited number of accredited investors, including Board members. The share price was $2.00 per share. Offering costs totaled approximately $70,000. The proceeds of the offering were used to fund current operational and overhead expenses of the Company during the year. Additionally, the Company issued 29,167 shares of restricted common stock in December 2002 to a limited number of accredited investors, including two directors of the Company. The share price was $2.40 and total proceeds were $70,000. The proceeds were used to fund current operational and overhead expenses of the Company during the year.

NOTE 7 - STOCK WARRANTS

         The Company has stock purchase warrants for 3,034,963 shares of common stock outstanding at December 31, 2003. A rollforward of the warrant totals for 2003 and 2002 is as follows:

                                                     2003                 2002
                                            ------------------------------------
Warrants outstanding at beginning of year          314,996              219,871
Granted                                                 --               96,000
Exercised                                               --                 (375)
Terminated                                         (11,500)                (500)
                                            ------------------------------------
Warrants outstanding at December 31                303,496              314,996
                                            ====================================

         The range of exercise prices of the warrants was $2.20 to $10.00 and the weighted average exercise price was approximately $4.50 at December 31, 2003. The range of exercise prices of the warrants was $2.20 to $10.00 and the weighted average exercise price was approximately $5.20 at December 31, 2002.

NOTE 8- MAJOR CUSTOMERS

         Revenue from five customers of $109,110, $89,922, $81,658, $55,140 and
$35,034, respectively, comprised approximately 73% of revenues for the year ended December 31, 2003. At December 31, 2003, related accounts receivable from these companies of $26,250 and $7,560, respectively, comprised 68% of accounts receivable.

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


         Revenue from three customers of $315,034, $179,164 and $151,910, respectively, comprised approximately 50% of revenues for the year ended December 31, 2002.

         Management believes that concentration of credit risk with respect to trade receivables is minimal due to the composition of the customer base. Our customers are primarily large national and multinational companies and agencies of the U.S. government. Allowances are maintained for potential credit losses and such losses have been within management's expectations.

NOTE 9 - OPERATING LEASES

         The Company leases office space and equipment under noncancellable operating leases expiring at various dates through 2007.

         The following is a schedule of future minimum lease payments required under operating leases that have remaining initial or noncancellable lease terms as of December 31, 2003:

Year Ending
-----------
2004 ................................       73,334
2005 ................................       48,088
2006 ................................        9,338
2007 ................................        1,488
                                        ----------
 Total ..............................   $  132,248
                                        ==========

         Rent expense for the years ended December 31, 2003 and 2002 was $29,823 and $198,622, respectively.

NOTE 10- LITIGATION

         In November 2000 the Company was named as a defendant in a lawsuit filed by the bankruptcy trustee of VSI Network Services, Inc., a subsidiary of the Company that filed for Chapter 7 bankruptcy in 1999. This lawsuit, filed in the Northern District of Georgia, Atlanta Division sought an accounting and recovery of alleged preferential transfers of funds. The lawsuit sought to recover approximately $740,000 in alleged preference payments from the Company. On September 24, 2001, this lawsuit was settled by agreeing to pay $32,000 to the bankruptcy trustee. This action has been dismissed and we completed payments to the trustee in 2002.

         On May 1, 2003, Citibank (West), FSB, filed suit in San Diego Superior Court, North County Division, against one of our subsidiaries, Quality Software Associates, Inc. ("QSA") and Mark Scovel, the individual from whom we acquired QSA in March 2001. CitiBank seeks to recover $8,000 of credit card indebtedness under a credit card held by QSA that was personally guaranteed by Mr. Scovel. On June 24, 2003, Mr. Scovel filed a cross-complaint against QSA and Simtrol, Inc. claiming that Simtrol had assumed the debt in connection with its acquisition of QSA. Mr. Scovel's complaint also seeks declaratory relief, seeking a judgment that QSA and Simtrol are also liable for several other QSA debts, in an aggregate amount of less than $50,000. Mr. Scovel also seeks attorneys' fees.

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


         We have filed a cross-complaint against Mr. Scovel seeking damages of approximately $56,000 and alleging a breach of the representations and warranties relating to the collectibility of certain accounts receivables contained in the Merger Agreement under which we acquired QSA.

         The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial position or results of operations.

NOTE 11 - SUBSEQUENT EVENTS

         On February 4, 2004, the Company completed the sale of Convertible Notes ("the Notes") with principal balance of $575,000, in a private placement to a limited number of accredited investors ("Noteholders"), including one Board member. The interest rate of the Notes is 10% and the conversion price of the Notes is $2.00 per share for all principal and accrued interest. The due date of the Notes is August 4, 2004 and the notes are convertible to restricted common stock at any time before that date.

         The Company also issued warrants to the Noteholders to purchase an aggregate of 287,500 shares of restricted common stock. Each warrant enables the holder to purchase the same number of shares as the holder would receive upon conversion of the Notes. In addition, Noteholders received warrants to purchase an aggregate of 575,000 shares of our common stock. Each warrant entitles the holder to purchase two shares of common stock for each share the holder would receive upon conversion of the Notes, but the warrants may only be exercised in the event a holder actually elects to convert the Notes into our common stock. The exercise price of the warrants is $2.00 per share of common stock.

         Offering costs totaled approximately $96,000. The proceeds of the offering will be used to fund current operational and overhead expenses of the Company.

         On March 29, 2004, our Board of Directors approved and recommended for shareholder approval proposals for a one-for-ten reverse stock split of our outstanding common stock and an amendment to our 2002 Stock Option Plan to increase the number of shares of our common stock that may be issued under the Plan from 250,000 shares currently to 750,000 shares. Both items are subject to shareholder approval at the next Annual Meeting of the Shareholders.

NOTE 12 - REVERSE SPLIT OF COMMON STOCK

All amounts reflect the effects of the 1:10 reverse split of the Company's common stock approved by shareholders and effected on May 7, 2004, for all periods presented.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 24. INDEMNIFICATION AND LIMITATION OF LIABILITY OF MANAGEMENT

         Our Certificate of Incorporation provides that in actions other than in the right of the Company, the Company indemnifies directors and officers of the Company against costs, charges, expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company. With respect to actions by or in the right of the Company, the Company indemnifies directors and officers of the Company against costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company; except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the court shall deem proper. The indemnification provisions contained in our Certificate of Incorporation are substantially coextensive with the provisions of Section 145 of the Delaware General Corporation Law, which sets forth the applicable terms, conditions and limitations governing the indemnification of officers, directors and other persons.


ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Set forth below are estimates of the fees and expenses payable by the Company in connection with this registration of the common stock:

         DESCRIPTION OF FEE OR EXPENSE                    TOTAL
         -----------------------------                    -----
         SEC Registration Fee                           $     653
         Blue Sky Qualification Fees and Expenses       $
         Legal Fees and Expenses                        $  10,000
         Accounting Fees and Expenses                   $  10,000
         Transfer Agent Fees                            $
         Printing, Materials and Postage                $   1,500
         Miscellaneous Expenses                         $   1,000
                                                        ---------
         Total                                          $  23,153
                                                        ---------

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

         During the quarter ended September 30, 2004, the Company issued the following unregistered securities:

    o Convertible notes with a principal balance of $400,000 and all applicable accrued interest were converted into 192,283 shares of common stock. In addition, warrants for purchase of 384,566 shares of common stock were issued to the note holders upon conversion.

    o Private placement of 156,250 shares of common stock for gross proceeds of $312,500 to a limited number of accredited investors. Shareholders also received warrants to purchase an aggregate of 156,250 shares of common stock with an exercise price of $2.00 per share. Offering costs totaled approximately $50,000. In addition, warrants for purchase of 37,500 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

    o Private placement of 68,750 shares of common stock for gross proceeds of $137,500 to a limited number of accredited investors. Shareholders also received warrants to purchase an aggregate of 68,750 shares of common stock with an exercise price of $2.00 per share. Offering costs totaled approximately $18,000. In addition, warrants for purchase of 16,500 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

    o Private placement of 62,500 shares of common stock for gross proceeds of $125,000 to a limited number of accredited investors. Shareholders also received warrants to purchase an aggregate of 62,500 shares of common stock with an exercise price of $2.00 per share. Offering costs totaled approximately $20,000. In addition, warrants for purchase of 15,000 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

         During the quarter ended June 30, 2004, the Company issued the following unregistered securities:

    o Convertible notes with a principal balance of $525,000 were converted into 271,409 shares of common stock.

    o Private placement of 625,000 shares of common stock for gross proceeds of $1,250,000 to a limited number of accredited investors. Shareholders also received warrants to purchase an aggregate of 625,000 shares of common stock with an exercise price of $2.00 per share. In addition, warrants for purchase of 150,000 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

         During the quarter ended March 31, 2004, the Company issued the following unregistered securities:

    o Private placement of convertible notes with a principal balance $575,000 to a limited number of accredited investors. The interest rate of the notes is 10% and the conversion price of the notes is $2.00 per share for all principal and accrued interest. Noteholders also received warrants to purchase an aggregate of 862,500 shares of common stock with an exercise price of $2.00 per share. In addition, warrants for purchase of 169,000 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

    o Private placement of 2,604 shares of common stock for gross proceeds of $5,000 ($1.92 per share), to a limited number of accredited investors. Offering costs were de minimis.

         During the fiscal year ended December 31, 2003, the Company issued the following unregistered securities:

    o Private placements of 282,573 shares of common stock for gross proceeds of $603,700 (per share prices ranged from $1.52 to $3.58 per share) to individual investors.

    o Private placement of convertible debt with a principal balance of $30,000 to two directors of the Company. The debt accrued interest at prime plus 1%. During this same period, the principal and interest amounts of this debt were subsequently converted into 12,842 shares of restricted common stock.

    o Convertible debt with an aggregate principal amount of $735,000, previously issued during 2002, was converted into 3,204,083 shares of restricted common stock.

         During the fiscal year ended December 31, 2002, the Company issued the following unregistered securities:

    o Private placements of convertible debt with an aggregate principal balance of $760,000 to numerous private investors, at various times during 2002. The debt accrued interest at prime plus 1%. In conjunction with these debt placements, the debt holders were issued warrants exercisable for an aggregate of 76,000 shares of common stock, with exercise prices between $4.70 and $7.90per share.

    o One holder of the convertible debt issued during 2002 converted his note and all accrued interest into 2,183 shares of restricted common stock.

    o The debt holders of the $400,000 of convertible debt previously issued in 2001 were granted warrants for aggregate of 20,000 shares of common stock, such warrants issued as an inducement for the debt holders to extend the due date of the convertible debt.

    o Private placement of 162,700 shares of common stock for aggregate gross proceeds of $325,400 to a limited number of accredited investors. The price was $2.00 per share. Offering costs were approximately $70,000.

    o Private placement of 29,167 shares of restricted common stock to a limited number of accredited investors. The price was $2.40 per share.

         During the fiscal year ended December 31, 2001, the Company issued the following unregistered securities:

    o Private placement of convertible debt with an aggregate principal balance of $400,000 to two shareholders. This debt accrued interest at prime plus 1%. In conjunction with this debt offering, the debt holders were issued warrants exercisable for an aggregate of 40,000 shares of common stock, with exercise prices between $4.60 and $5.30 per share.

    o Issuance of warrants to purchase an aggregate of 1,000 shares of common stock were issued to two shareholders for various loans made with the Company. These warrants have exercise prices of between $6.60 and $7.50 per share.

ITEM 27. EXHIBITS INDEX

Exhibit No.       Description of Exhibit
-----------       ----------------------

  *3.1 Certificate of Incorporation, including Certificate of Stock Designation dated September 25, 1990 and amendments dated December 26, 1990, August 19, 1991 and October 17, 1991 (S-18 No. 3, Exhibit 3-1)

  *3.2            Amended Bylaws of the Company as presently in use (S-18 No. 1,
                  Exhibit 3.2)

  *3.3 Certificate of Amendment to Certificate of Incorporation filed on February 10, 1993 (1992 10-Q)

  *3.6 Certificate of Amendment to Certificate of Incorporation filed on February 13, 1995 (1994 10-K)

  *3.7 Certificate of Amendment to Certificate of Incorporation filed on September 8, 1995 (1995 10-K)

  *3.9 Certificate of Amendment of Certificate of Incorporation filed on January 13, 1999 (1998 10-K/A)

 *3.10 Certificate of Amendment to Certificate of Incorporation filed on June 28, 1999 (June 1999 10-Q)

 +5.1             Opinion of Smith, Gambrell & Russell, LLP

 *10.3            1991 Stock Option Plan (S-18 No. 2, Exhibit 10.1(a))

 *10.3.1          Amendment No. 1 to 1991 Stock Option Plan (1993 10-K)

 *10.3.2          Amendment No. 2 to 1991 Stock Option Plan (S-1)

 *10.3.3          Amendment No. 3 to 1991 Stock Option Plan (S-1)

 *10.3.4          Amendment No. 4 to 1991 Stock Option Plan (Option Plan S-8,
                  Exhibit 4.5)

 *10.3.5          Amendment No. 5 to 1991 Stock Option Plan (1998 10-K/A)

 *10.4            1995 Performance Warrant Plan (Warrant Plan S-8, Exhibit 4.1)

 *10.7            1994 Employee Stock Purchase Plan (1994 10-K)

 *10.8 Promissory Note, dated November 18, 1999, issued to Thomson Kernaghan & Co., Ltd. in the principal amount of $900,000 (1998 10-K/A)

 *10.14 License Agreement between ACIS, Inc. and the Company dated September 9, 1999 (1999 S-3)

 *10.21 First Amendment and Modification of ACIS, Inc. warrant agreement dated September 7, 2001 (2001 10-Q)

 *10.22 ACIS Technology License Agreement between ACIS, Inc. and the Company dated September 27,2001 (2001 10-Q)

 *10.23 Promissory Note dated November 9, 2001 by and between the Company and Larry Carr (2001 10-K)

 *10.24 Promissory Note dated November 9, 2001 by and between the Company and Edward S. Redstone (2001 10-K)

 21.1             Subsidiaries of the Company

23.1              Consent of Marcum & Kliegman LLP

23.2              Consent of Grant Thornton LLP

-----------
+  To be filed by Amendment

ITEM 28. UNDERTAKINGS

A.       Undertaking Pursuant to Rule 415

         The undersigned Registrant hereby undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of this offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, SIMTROL, INC., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, on November 24, 2004.

                                   SIMTROL, INC.


                                   By: /s/ Richard W. Egan
                                       ----------------------------------------
                                       Richard W. Egan, Chief Executive Officer


    Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons in the following capacities have signed this report below on the dates indicated.

    Signature                    Title                                Date
    ---------                    -----                                ----

     /s/ Larry M. Carr           Chairman of the Board         November 24, 2004
  ---------------------------
     Larry M. Carr


     /s/ Richard W. Egan         Chief Executive Officer and   November 24, 2004
  ---------------------------    Director
     Richard W. Egan


     /s/ Stephen N. Samp         Chief Financial Officer       November 24, 2004
  ---------------------------    (Principal Financial and
     Stephen N. Samp             Accounting Officer)


     /s/ Dallas S. Clement       Director                      November 24, 2004
  ---------------------------
     Dallas S. Clement


     /s/ Julia B. North          Director                      November 24, 2004
  ---------------------------
     Julia B. North


     /s/ Edward S. Redstone      Director                      November 24, 2004
  ---------------------------
     Edward S. Redstone